AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 16, 1994
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------
                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------
                            R.P. SCHERER CORPORATION
             (Exact name of registrant as specified in its charter)

                           DELAWARE                                             13-3523163
                 (State or other jurisdiction                       (IRS Employer Identification No.)
                       of organization)

                            ------------------------

                           2075 WEST BIG BEAVER ROAD
                              TROY, MICHIGAN 48084
                                 (810) 649-0900
       (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                            ------------------------

                              ALEKSANDAR ERDELJAN
                                   PRESIDENT
                            R.P. SCHERER CORPORATION
                           2075 WEST BIG BEAVER ROAD
                              TROY, MICHIGAN 48084
                                 (810) 649-0900
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)
                            ------------------------

                                   COPIES TO:

                 PHILIP T. RUEGGER, III, ESQ.                           KEITH L. KEARNEY, ESQ.
                     JOHN B. TEHAN, ESQ.                                DAVIS POLK & WARDWELL
                  SIMPSON THACHER & BARTLETT                             450 LEXINGTON AVENUE
                     425 LEXINGTON AVENUE                              NEW YORK, NEW YORK 10017
                   NEW YORK, NEW YORK 10017                                 (212) 450-4000
                        (212) 455-2000

                            ------------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, check the following box: / /

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: / /

                        CALCULATION OF REGISTRATION FEE

                                                                                                PROPOSED
                                                AMOUNT TO BE         PROPOSED OFFERING          AGGREGATE        AMOUNT OF
     TITLE OF SHARES TO BE REGISTERED            REGISTERED         PRICE PER SHARE(1)       OFFERING PRICE    REGISTRATION FEE
Common Stock, par value $.01 per share....        7,024,373               $41.69              $292,846,110       $100,981.42

(1) Estimated solely for the purpose of computing the registration fee and based upon the average of the high and low prices of the Common Stock on the New
    York Stock Exchange on November 15, 1994.

                            ----------------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR
DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL
FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION
STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF
THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME
EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A),
MAY DETERMINE.
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                EXPLANATORY NOTE

    This registration statement contains two forms of prospectus: one to be used in connection with an offering in the United States and Canada (the "U.S.
Prospectus") and one to be used in a concurrent offering outside the United
States and Canada (the "International Prospectus"). The two prospectuses are identical except for the front and back cover pages. The form of U.S. Prospectus is included herein and is followed by the alternate pages to be used in the International Prospectus, each of which is labelled as such.

                 SUBJECT TO COMPLETION, DATED NOVEMBER 16, 1994

PROSPECTUS
                                6,500,000 SHARES

                         [R.P. SCHERER CORPORATION LOGO]
                                  COMMON STOCK
                            ------------------------

    All of the 6,500,000 shares of Common Stock, $.01 par value per share (the
"Common Stock") of R.P. Scherer Corporation ("Scherer" or the "Company") are being offered by the Selling Stockholders (as defined herein). Of such shares, 5,200,000 shares are being offered hereby initially in the United States and Canada by the U.S. Underwriters (as defined herein) (the "United States
Offering") and 1,300,000 shares are being offered initially outside the United
States and Canada in a concurrent international offering by the International
Managers (as defined herein) (the "International Offering"). Such offerings are collectively referred to as the "Offerings." The offering price and underwriting discounts and commissions for the United States Offering and the International
Offering will be identical. The Company will not receive any of the proceeds from the sale of the shares offered hereby. See "Selling Stockholders" and "Underwriting."

    The Common Stock is listed on the New York Stock Exchange under the trading symbol SHR. On November 15, 1994, the reported closing price of the Common Stock as on the New York Stock Exchange was $41.50 per share. See "Price Range of
Common Stock and Dividend Policy."
                               ------------------


                                           PRICE TO           UNDERWRITING DISCOUNTS      PROCEEDS TO SELLING
                                            PUBLIC              AND COMMISSIONS(1)          STOCKHOLDERS(2)
Per Share........................       $                         $                          $
Total(3).........................       $                         $                          $

(1) The Company and the Selling Stockholders have agreed to indemnify the U.S. Underwriters and the International Managers against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(2) Before deducting expenses payable by the Selling Stockholders estimated at approximately $450,000.

(3) Certain of the Selling Stockholders have granted the U.S. Underwriters a 30-day option to purchase up to 419,498 additional shares of Common Stock on the same terms and conditions as set forth above solely to cover over-allotments, if any. The International Managers have been granted a similar option to purchase up to 104,875 additional shares solely to cover over-allotments, if any. If such options are exercised in full, the total Price to Public, Underwriting Discounts and Commissions, and Proceeds to
    Selling Stockholders will be $           , $           and $           ,
    respectively. See "Underwriting."
                            ------------------------

    The shares of Common Stock offered by this Prospectus are offered by the U.S. Underwriters subject to prior sale, to withdrawal, cancellation or modification of the offer without notice, to delivery to and acceptance by the U.S. Underwriters and to certain further conditions. It is expected that delivery of the shares of Common Stock will be made at the offices of Lehman
Brothers Inc., in New York, New York on or about December   , 1994.

                            ------------------------

LEHMAN BROTHERS

              DONALDSON, LUFKIN & JENRETTE
                                      SECURITIES CORPORATION
                            OPPENHEIMER & CO., INC.

                                        WERTHEIM SCHRODER & CO.
                                                        INCORPORATED
                                                           ROBERT W. BAIRD & CO.
                                                           INCORPORATED

December   , 1994

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

    IN CONNECTION WITH THE OFFERINGS, THE U.S. UNDERWRITERS AND THE INTERNATIONAL MANAGERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

    OFFERS AND SALES OF THE COMMON STOCK IN THE UNITED KINGDOM, AND ADVERTISEMENTS THEREIN IN CONNECTION THEREWITH, ARE SUBJECT TO CERTAIN RESTRICTIONS. SEE "UNDERWRITING."

                              -------------------

    The Company's principal executive offices are located at 2075 West Big Beaver Road, Troy, Michigan 48084; the telephone number is (810) 649-0900. Unless otherwise indicated by the context, the "Company" and "Scherer" mean R.P. Scherer Corporation and its direct and indirect subsidiaries.

                              -------------------

                             AVAILABLE INFORMATION

    The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files report and other information with the Securities and Exchange Commission (the "Commission"). Such reports and other information can be inspected and copied at the offices of the Commission, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549; Room 3190, Citicorp Center, 500 West Madison, Suite 1400, Chicago, Illinois 60661-2511; and 13th Floor, Seven World Trade Center, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the Commission, at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Common Stock is listed on the New York Stock Exchange, and reports and other information concerning the Company and can also be inspected at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

    This Prospectus constitutes a part of the Registration Statement on Form S-3 (the "Registration Statement") with respect to the shares of Common Stock to be sold in the Offerings filed by the Company with the Commission under Securities Act of 1933 (the "Securities Act"). This Prospectus omits certain of the information contained in the Registration Statement, and reference is hereby made to the Registration Statement and to the exhibits relating thereto for further information with respect to the Company and the Common Stock. Any statement contained herein concerning the provisions of any document are not necessarily complete, and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The Company hereby incorporates by reference in this Prospectus its Annual Report on Form 10-K for the fiscal year ended March 31, 1994, as filed with the Commission (which incorporates by reference certain portions of the Company's Proxy Statement relating to the 1994 Annual Meeting of Stockholders, as filed with the Commission). The Company also hereby incorporates by reference in this Prospectus its Quarterly Reports on Form 10-Q for the quarters ended June 30, 1994, as filed on August 13, 1994 with the Commission, and September 30, 1994, as filed on November 14, 1994 with the Commission, its report on Form 8-K as filed with the Commission on May 18, 1994 and the description of the Company's Common Stock contained in the Company's Registration Statement on Form 8-A, dated September 26, 1991 filed with the Commission. All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this

Prospectus and prior to the termination of the offering of securities made hereby shall be deemed to be incorporated by reference in this Prospectus and made a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other document subsequently filed with the Commission which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

    The Company hereby undertakes to provide without charge to each person to whom this Prospectus is delivered, upon the written or oral request of such person, a copy of any or all of the documents incorporated by reference herein (not including the exhibits to such documents, unless such exhibits are specifically incorporated by reference in such documents). Requests for such copies should be directed to: R.P. Scherer Corporation, 2075 West Big Beaver Road, Troy, Michigan 48084, Attention: Corporate Secretary, telephone: (810) 649-0900.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and financial statements, including the notes thereto, included elsewhere or in documents incorporated by reference in this Prospectus. References in this Prospectus to fiscal years are to the Company's fiscal years ended March 31. References to the "Company" include the Company's only direct subsidiary, R.P. Scherer International Corporation ("Scherer International" and formerly R.P. Scherer Corporation) and Scherer International's direct and indirect subsidiaries.

                                  THE COMPANY

     R.P. Scherer Corporation is an international developer and manufacturer of advanced drug delivery systems and is the world's largest producer of soft gelatin capsules ("softgels"). The Company's proprietary drug delivery systems, including the ScherersolTM, Zydis(R) and Pulsincap(R) technologies, improve the efficacy of drugs by regulating their dosage, rate of absorption and place of release. Scherer produces over 4,000 products in softgel form, which accounted for approximately 90% of the Company's fiscal 1994 sales. Softgels are used for a wide range of drug, vitamin, cosmetic and recreational products.

     The Company has a broad domestic and international customer base consisting of manufacturers and wholesalers of pharmaceutical, health and nutritional, cosmetic and recreational products, with over half of its total sales made to the pharmaceutical industry. To meet the needs of its multinational customers and to serve new markets, the Company operates nineteen softgel manufacturing facilities in eleven countries throughout the world and also manufactures empty, two-piece hardshell capsules in three of these countries. Approximately 73% of the Company's fiscal 1994 sales and 79% of the Company's fiscal 1994 operating income were derived from operations outside the United States.

     The Company works closely with its customers in the development of new softgel products. Using its expertise in softgel technology, the Company has developed its ScherersolTM systems to broaden the range of pharmaceutical products which may be encapsulated in softgel form. ScherersolTM systems, most of which are patented, often enable pharmaceutical companies to combine the advantages of drugs in liquid solution with the convenience and dosage accuracy of softgels. Additionally, ScherersolTM technologies, by providing a unique, patented dosage delivery system, can often help protect a pharmaceutical compound against competition from generic drugs throughout the life of the ScherersolTM patents.

     In 1991, the Company formed a separate division, Scherer DDS, to focus on the development of advanced drug delivery systems, including the Zydis(R) and Pulsincap(R) technologies. Zydis(R) is an oral dosage form which dissolves instantaneously on the tongue and does not require water to aid swallowing. Pulsincap(R) is an oral drug delivery device which is designed to release a drug at either a predetermined time following ingestion or a predetermined site in the gastrointestinal tract. Through Scherer DDS, the Company is engaged in the search for other advanced drug delivery systems which would complement the Company's existing technologies. In January 1994, the Company acquired the rights to a novel ophthalmic drug delivery system from Zeneca Limited. The system, which is in the early stages of development, is intended to enable accurate, sensation-free application of drugs to the eye. In March 1994, the Company entered into an agreement with a United Kingdom-based drug research firm to fund feasibility studies for a unique patent-pending dry powder inhaler device and a patented controlled-release tablet product.

     The Company believes that changes currently affecting worldwide pharmaceutical markets will enhance the commercial value of products which can demonstrate therapeutic and cost benefits over existing therapies. To capitalize on these trends, in September 1993 the Company formed the Advanced Therapeutic Products Group ("ATP") to manage the development and registration of new pharmaceutical products which are based on the reformulation of off-patent compounds and which utilize the Company's proprietary drug delivery technologies. The Company expects that expenses associated with the ATP initiative will aggregate $30-40 million over the next three to four years. Revenues from ATP product sales and royalties are expected to begin no earlier than fiscal 1997, assuming the development and commercialization of such products is successful.

                                 THE OFFERINGS

Common Stock offered by the Selling Stockholders(1):

  United States Offering................................  5,200,000 shares

  International Offering................................  1,300,000 shares
     Total..............................................  6,500,000 shares

Common Stock outstanding before and after the
Offerings...............................................  23,299,417 shares

Use of proceeds.........................................  The Company will not receive any proceeds from the sale of stock offered hereby.

NYSE symbol.............................................  SHR

Dividends...............................................  The Company is currently restricted in its ability to pay dividends and the Company does not intend to
                                                            declare dividends in the near future. See "Description
                                                            of Capital Stock--Restriction on Dividends."

- ---------------

(1) Assumes no exercise of the underwriters' over-allotment option.

                             SUMMARY FINANCIAL DATA

     The following summary financial information should be read in conjunction with, and is qualified in its entirety by reference to, the consolidated financial statements and other financial information included elsewhere or incorporated by reference in this Prospectus.

                                             SIX MONTHS
                                        ENDED SEPTEMBER 30,                    YEAR ENDED MARCH 31,
                                      ------------------------  --------------------------------------------------
                                         1994         1993         1994         1993         1992         1991
                                      -----------  -----------  -----------  -----------  -----------  -----------
                                                         (IN THOUSANDS, EXCEPT PER SHARE DATA)
OPERATING DATA(1):
Net sales...........................  $   254,250  $   213,633  $   449,297  $   398,011  $   337,786  $   298,638
Gross profit........................       93,381       76,172      161,908      155,903      135,795      115,200
Special operating charges(2)........      --           --             4,478      --            13,060      --
Operating income(2).................       50,056       41,226       82,913       88,097       63,977       62,984
Net income (loss) from continuing
  operations attributable to common
shares(2)(3)........................       20,568       15,153       30,914       28,960       (7,596)     (12,154)
Per common share:
  Net income (loss) from continuing
operations(2)(3)....................       $ 0.84       $ 0.63       $ 1.27       $ 1.20      $ (0.50)     $ (1.37)

                                                                                               SEPTEMBER 30, 1994
                                                                                               -------------------
                                                                                                 (IN THOUSANDS)
BALANCE SHEET DATA:
  Working capital(4).........................................................................     $     104,771
  Total assets...............................................................................           646,274
  Long-term debt, including current portion..................................................           191,429
  Minority interests in subsidiaries.........................................................            36,206
  Shareholders' equity.......................................................................           244,077

- ---------------
(1) Excludes the results of discontinued operations.

(2) The fiscal year ended March 31, 1994, includes a special pretax charge of $4,478,000, or $0.13 per common share on an after tax basis, for the settlement of Paco Development Partners II litigation and the write-down of buildings and property related to the relocation of operations in Australia. The fiscal year ended March 31, 1992 includes a special non-cash charge of $12,345,000, or $0.81 per share on an after tax basis, for stock compensation expense relating to the Company's initial public offering of its Common Stock in October 1991.

(3) Excludes losses from discontinued operations, extraordinary losses due to refinancings and the cumulative effects of accounting changes.

(4) Includes notes payable but does not include current portion of long-term debt.

                              SELLING STOCKHOLDERS

     The selling stockholders include certain merchant banking partnerships affiliated with Lehman Brothers Holdings Inc. ("Lehman Brothers Holdings") (collectively, the "Selling Stockholders"). A subsidiary of Lehman Brothers Holdings is the general partner of each of such merchant banking partnerships and, consequently, Lehman Brothers Holdings may be deemed to be the beneficial owner of shares held by such merchant banking partnerships. The following table sets forth information with respect to the Selling Stockholders and the shares being sold.

                                                                                                         SHARES OWNED AFTER
                                                                   SHARES OWNED
                                                               BEFORE THE OFFERINGS                       THE OFFERINGS(1)
                                                             ------------------------                --------------------------
                                                                             % OF      SHARES BEING                    % OF
    NAME                                                       NUMBER        CLASS       SOLD(1)        NUMBER         CLASS
- -----------------------------------------------------------  -----------  -----------  ------------  -------------  -----------
Lehman Brothers Merchant Banking Portfolio Partnership,
L.P. ......................................................    2,547,334        10.9%    2,547,334             0             0%
Lehman Brothers Offshore Investment Partnership--Japan
L.P. ......................................................    2,061,555         8.8%    2,061,555             0             0%
Lehman Brothers Capital Partners II L.P. ..................    1,730,169         7.4%    1,730,169             0             0%
Lehman Brothers Offshore Investment Partnership, L.P. .....      685,315         2.9%      685,315             0             0%
Selling Stockholders as a group ...........................    7,024,373        30.1%    7,024,373             0             0%

- ---------------

(1) Assumes the underwriters' over-allotment option is exercised in full.

     Lehman Brothers Holdings and the Selling Stockholders are referred to collectively in this Prospectus as "Lehman."

     In 1989, Lehman acquired Scherer in connection with the acquisition by the Company of Scherer International (the "Acquisition"). The aggregate consideration paid by Lehman in the Acquisition to the then existing stockholders consisted of approximately $303.3 million in cash and 1,223,200 shares of exchangeable preferred stock having a liquidation preference of approximately $38.8 million. In 1991, the Company completed an initial public offering of 11,500,000 shares of its Common Stock from which a portion of the proceeds were used to reduce bank indebtedness and to retire the Company's outstanding exchangeable preferred stock. In 1992, the Selling Stockholders completed a public offering of 3,500,000 shares of Common Stock from which the Selling Stockholders received $105 million.

BENEFITS RECEIVED OR TO BE RECEIVED BY SELLING STOCKHOLDERS AND AFFILIATED
PARTIES

     Lehman has received compensation from the Company in connection with public offerings of the Company's securities. During the year ended March 31, 1994, Lehman received $.6 million in underwriting discounts and commissions in connection with the offering in January 1994 of senior notes of Scherer International. During the year ended March 31, 1992, Lehman received $3.5 million in underwriting discounts and commissions in connection with the Company's October 1991 initial public offering of its Common Stock. In connection with its August 1992 initial public offering of common stock, Paco Pharmaceutical Services, Inc. ("Paco"), formerly a wholly-owned subsidiary of the Company, paid Lehman approximately $1.3 million in underwriting discounts and commissions.

                                USE OF PROCEEDS

     The Company will not receive any proceeds from the sale of shares of Common Stock made pursuant to the Offerings.

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

     The following table sets forth, for the calendar quarters indicated, the high and low sale prices of the Common Stock as reported on the New York Stock Exchange Composite Tape.

                                                                                                 HIGH        LOW
                                                                                               ---------  ---------
1992
  First Quarter..............................................................................  $   30.75  $   24.13
  Second Quarter.............................................................................      29.38      22.13
  Third Quarter..............................................................................      34.13      23.75
  Fourth Quarter.............................................................................      38.50      28.88
1993
  First Quarter..............................................................................      38.88      23.88
  Second Quarter.............................................................................      31.25      25.00
  Third Quarter..............................................................................      33.50      26.13
  Fourth Quarter.............................................................................      37.75      31.38
1994
  First Quarter..............................................................................      40.50      35.50
  Second Quarter.............................................................................      37.75      31.75
  Third Quarter..............................................................................      41.75      32.25
  Fourth Quarter to November 15..............................................................      44.63      40.50

     The closing price of the Common Stock as reported on the New York Stock Exchange Composite Tape on November 15, 1994 was $41.50 per share.

     The Company has not paid any dividends on the Common Stock and does not anticipate paying dividends in the foreseeable future. Various restrictions contained in certain of the Company's debt agreements limit the ability of the Company to pay cash dividends. See "Management's Discussion and Analysis of Results of Operations and Financial Condition--Liquidity and Financial Condition" and "Description of Capital Stock--Restrictions on Dividends."

         MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS
                            AND FINANCIAL CONDITION

GENERAL

     The following discussion and analysis of financial results and condition covers the six month periods ended September 30, 1994 and 1993 and the fiscal years ended March 31, 1994, 1993, and 1992.

     A majority of the Company's sales, income and cash flows is derived from its international operations. With the exception of operations in highly inflationary economies, which are measured in U.S. dollars, the financial position and the results of operations of the Company's foreign operations are measured using the local currencies of the countries in which they operate, and are translated into U.S. dollars. Although the effects of foreign currency fluctuations are mitigated by the fact that expenses of foreign subsidiaries are generally incurred in the same currencies in which sales are generated, the reported results of operations of the Company's foreign subsidiaries will be higher or lower depending upon a weakening or strengthening of the U.S. dollar. In addition, a substantial portion of the Company's net assets are based in its foreign operations, and are translated into U.S. dollars at foreign currency exchange rates in effect as of the end of each period. Accordingly, the Company's consolidated shareholders' equity will fluctuate depending upon the strengthening or weakening of the U.S. dollar.

     In August 1991, the Company adopted a plan to sell its wholly-owned subsidiary Paco, a provider of design, engineering and contract packaging and manufacturing services to U.S. pharmaceutical and consumer products companies. In August 1992, Paco was disposed of through a public offering of Paco's common stock. The assets, liabilities, and results of operations of Paco have been reported as a discontinued operation in the consolidated financial statements for all periods presented. The following discussion and analysis refers only to continuing operations.

RESULTS OF OPERATIONS

Six Months Ended September 30, 1994 and 1993

     Sales for the six month period ended September 30, 1994 were $254.3 million, representing a 19% increase compared to sales of $213.6 million in the same period of the prior fiscal year. Sales gains were achieved in all of the Company's geographic segments, especially Europe. The effects of a weaker U.S. dollar relative to most foreign currencies increased reported sales only slightly during the current year period. On a constant foreign exchange rate basis, the sales increase would have been 18% for the six months ended September 30, 1994, as compared to the same period of the prior fiscal year.

     The following table sets forth operating results for each of the Company's geographic segments for the six months ended September 30, 1994 and 1993:

                                                                                          OPERATING MARGIN
                                                  SALES             OPERATING INCOME
                                          ----------------------  --------------------  --------------------
                                             1994        1993       1994       1993       1994       1993
                                          ----------  ----------  ---------  ---------  ---------  ---------
                                                          (IN THOUSANDS, EXCEPT PERCENTAGES)
United States...........................  $   60,524  $   55,803  $  14,798  $  14,367       24.4%      25.7%
Europe..................................     142,486     111,476     31,043     19,606       21.8       17.6
Other International.....................      51,240      46,354     10,186      9,929       19.9       21.4
Unallocated(1)..........................          --          --     (5,971)    (2,676)        --         --
                                          ----------  ----------  ---------  ---------  ---------  ---------
                                          $  254,250  $  213,633  $  50,056  $  41,226       19.7%      19.3%
                                          ----------  ----------  ---------  ---------  ---------  ---------
                                          ----------  ----------  ---------  ---------  ---------  ---------

- ---------------

(1) Includes general corporate expenses and, in 1994, approximately $2.0 million of expenses associated with ATP.

     The Company's United States operations achieved an 8% sales gain for the six months ended September 30, 1994. Sales of over-the-counter ("OTC") pharmaceutical softgels were particularly strong, as planned customer launches of several cough/cold and other OTC softgels led to a 30% sales gain in this product line. Major branded products launched during the first six months of fiscal 1995 include Alka-Seltzer Plus from Miles Laboratories and Drixoral from Schering-Plough. Sales of nutritional softgels slowed during the first six months of fiscal 1995, dropping nearly 10% from the level of sales in the same period in the prior fiscal year. All of this decline is attributable to reductions in sales of Vitamin E, resulting from a general decline in demand which began in the fourth quarter of fiscal 1994, and a temporary delay in orders by the Company's largest nutritional customer in the United States. The decrease in nutritional softgel sales had little effect on operating income as a result of the relatively low margins related to Vitamin E products due to their high material cost content and commodity nature. Overall, United States operating income improved slightly, increasing by 3% to $14.8 million for the six months ended September 30, 1994, as the incremental profits from sales of pharmaceutical and other softgels were mostly offset by the costs of increased marketing staffs, promotional expenses and development resources to meet the increasing demand for the Company's products.

     Sales in Europe increased 28% for the six months ended September 30, 1994 as compared to the same period of the prior fiscal year. The most significant sales increase was achieved in Germany, where the Company's sales continued to recover from the effects of government healthcare reforms instituted in January 1993. Sales elsewhere in Europe also increased at double digit rates, aided in large part by the acquisition of Pharmagel on July 1, 1993. Primarily as a result of the recent strength in the German pharmaceutical market, operating income grew 58% to $31.0 million for the six months ended September 30, 1994, with a related improvement in operating margin for the period. As the adverse business environment in Germany began to improve in the second half of fiscal 1994, the Company expects that the rate of growth in sales and operating income will slow somewhat in the second half of fiscal 1995 compared with that experienced in the first half of the current fiscal year.

     The Company's Other International segment contributed a $4.9 million, or 11%, increase in sales for the six months ended September 30, 1994 due to the continued strength of softgel operations in Japan, Canada and South America, as well as those of the Company's Pharmaphil hardshell operation in Canada. Operating income, however, grew a modest 3% as a less favorable product sales mix in the Australian nutritionals market dampened the income growth of the Other International segment operations.

     The Company's 12-month sales order backlog rose to $141.8 million at September 30, 1994, a 26% increase from backlog at September 30, 1993. Sales backlog increased 24% as measured using constant exchange rates. The increase in backlog reflects continuing strong orders for the Company's products, most notably for pharmaceutical softgels in Germany and North America and nutritional softgels in the United Kingdom.

     The Company earned operating income of $50.1 million for the six months ended September 30, 1994, a 21% gain from the $41.2 million earned in the same period of the prior fiscal year. On a constant exchange rate basis, operating income rose 20% between these two periods. Operating margin improved to 19.7% of sales for the September 30, 1994 period from 19.3% for the same period of the prior fiscal year. Such improvement includes significant profit gains in Germany (as discussed above), as well as a sales mix shift toward higher margin pharmaceutical softgels. Sales of pharmaceutical softgels rose 23%, while health and nutritional softgel sales increased only 10% between the six month periods ended September 30, 1994 and 1993. The improvement in operating income was achieved in spite of increased administrative expenses attributable in large part to additional investments in marketing staffs and related costs in Germany and the United States and the inclusion of Pharmagel (acquired July 1, 1993) for the full six months ended September 30, 1994.

     An intensification of research and development efforts further reduced reported operating income and margin growth for the six months ended September 30, 1994. Excluding research and development expenses, operating margin grew to 23.2% of sales for the six months ended September 30, 1994, compared to 22.2% for the same period of the prior fiscal year. Research and development costs were $9.0 million for the six months ended September 30, 1994, representing a 45% increase from the $6.2 million incurred during the first six months of the prior fiscal year. A substantial majority of this increase relates to ATP, which was formed in fiscal 1994 to engage in the reformulation of off-patent or soon to become off-patent drug compounds utilizing the Company's advanced drug delivery technologies. The Company expects that spending for ATP activities will continue to increase at a significant rate for the foreseeable future.

     Net income for the first six months of fiscal 1995 reached $20.6 million, or $0.84 per share, compared to $15.2 million, or $0.63 per share, for the same period of the prior fiscal year. In addition to the operating income improvement discussed above, the Company realized the benefit of a $4.5 million reduction in interest expense, primarily associated with the January 1994 refinancing through defeasance of $125 million of 14% senior subordinated debentures with a combination of $100 million of 6 3/4% senior notes and bank debt. The Company's effective income tax rate rose to 35.4% for the six months ended September 30, 1994 compared to 33.0% for the same period of the prior fiscal year. The higher effective income tax rate is the result of changes in the geographic mix of pretax income and increases in income tax rates in certain countries. For the six months ended September 30, 1994 minority interests in income increased by $2.3 million as a result of a substantial improvement in earnings of the Company's 51%-owned German operation.

Fiscal Years Ended March 31, 1994 and 1993

     Sales for fiscal 1994 reached a record high $449.3 million, representing a 13% increase from the $398.0 million achieved in fiscal 1993. Pharmagel operations, which were acquired July 1, 1993 (see Note 3 to the consolidated financial statements as of March 31, 1994) contributed $15.5 million to the fiscal 1994 sales gain. A significantly stronger U.S. dollar in fiscal 1994 compared to fiscal 1993 had the effect of depressing the reported growth in sales by approximately $25 million. The sales increase between the two periods was 19% based upon constant foreign exchange rates.

     The following table sets forth operating results for each of the Company's geographic segments for the fiscal years ended March 31, 1994 and 1993:

                                                                                          OPERATING MARGIN
                                                  SALES             OPERATING INCOME
                                          ----------------------  --------------------  --------------------
                                             1994        1993       1994       1993       1994       1993
                                          ----------  ----------  ---------  ---------  ---------  ---------
                                                          (IN THOUSANDS, EXCEPT PERCENTAGES)
United States...........................  $  120,687  $   86,687  $  28,241  $  23,327       23.4%      26.9%
Europe..................................     233,716     229,937     46,249     53,941       19.8       23.5
Other International.....................      94,894      81,387     19,238     13,450       20.3       16.5
Unallocated(1)..........................          --          --    (10,815)    (2,621)        --         --
                                          ----------  ----------  ---------  ---------  ---------  ---------
                                          $  449,297  $  398,011  $  82,913  $  88,097       18.5%      22.1%
                                          ----------  ----------  ---------  ---------  ---------  ---------
                                          ----------  ----------  ---------  ---------  ---------  ---------

- ---------------

(1) Includes principally general corporate expenses and, in 1994, $4.5 million related to the special charges for the litigation settlement and plant revaluation.

     The Company's United States operations achieved sales of $120.7 million in fiscal 1994, or a 39% gain from sales of $86.7 million in fiscal 1993. A substantial majority of the fiscal 1994 improvement resulted from a 60% increase in sales of lower margin nutritional softgels, primarily Vitamin E and other anti-oxidants, in large part due to publicized recognition in the medical community of the potential health benefits of these products. The rate of growth in nutritional softgels slowed somewhat in the fiscal 1994 fourth quarter, which the Company believes was attributable in part to more recent studies questioning the health benefits of anti-oxidants. A 75% rise in sales of OTC pharmaceutical softgels also contributed to the United States sales improvement. Demand for the Company's cough/cold products, such as A.H. Robins' Robitussin and Burroughs-Wellcome's Sudafed line of softgels, remained strong in fiscal 1994. Launches of additional cough/cold and other OTC branded softgels will occur in fiscal 1995 and are anticipated to provide further growth in sales of pharmaceutical softgels for the coming year.

     Sales in Europe increased by 1.6%, from $229.9 million in fiscal 1993 to $233.7 million in fiscal 1994. Without the $15.5 million in additional sales provided by Pharmagel in fiscal 1994, European sales declined 5%, primarily due to the stronger U.S. dollar in fiscal 1994. Measured on a constant exchange rate basis, European sales would have increased by 6% in fiscal 1994, excluding the impact of Pharmagel. Sales growth in fiscal 1994 was also adversely affected by, among other things, government health care reforms implemented in Germany during calendar year 1993. These reforms reduced or eliminated government reimbursement for a wide range of pharmaceutical products. The effects of these reforms were reflected primarily in the results for the last quarter of fiscal 1993 and the first half of fiscal 1994. Deutschemark sales in Germany increased by 20% in the fourth quarter of fiscal 1994 as compared to the fourth quarter of fiscal 1993. Sales growth was strong elsewhere in Europe, most notably in the United Kingdom, which generated increased sales of specialty nutritional softgels.

     The Company's Other International geographic segment posted a 17% sales gain between the two fiscal years, with sales of $94.9 million in fiscal 1994 compared to $81.4 million in fiscal 1993. Significant sales gains of nutritional and pharmaceutical softgels were achieved by the Company's subsidiaries in Australia and Japan. Both of these subsidiaries set new record sales levels in fiscal 1994.

     Gross margin increased by $6.0 million to $161.9 million in fiscal 1994 compared to $155.9 million in fiscal 1993. Gross margin as a percentage of sales, however, declined in fiscal 1994 to 36.0% from 39.2% in fiscal 1993. This decline reflects a significant shift in the Company's product mix towards nutritional softgels during fiscal 1994. Nutritional softgels generally have a higher material cost content relative to their sales value compared to other types of softgels and consequently provide lower margins. In addition, particularly in the United States, certain of the Company's nutritional softgel products are subject to greater competition, which restricts margin potential. The economic and pharmaceutical industry situation in Germany also had a negative impact on gross margin rates in fiscal 1994.

     The Company recorded a combined $4.5 million charge against operating income in fiscal 1994 to account for the settlement of litigation relating to Paco Development Partners II and to write down the Company's existing production facility in Australia to its estimated net realizable value prior to the relocation of the Company's Australian manufacturing operations (see Notes 2 and 14 to the consolidated financial statements as of March 31, 1994). Excluding this special charge, operating income was $87.4 million for fiscal 1994, essentially unchanged from fiscal 1993's operating income of $88.1 million. On a constant currency basis, however, operating income increased 3% in fiscal 1994 as compared to fiscal 1993. Selling and administrative expenses rose $5.0 million to $61.4 million, an increase of 9%. Almost one-half of this increase was due to the addition of Pharmagel during fiscal 1994. Before the inclusion of Pharmagel, selling and administrative expenses declined to 13.1% of sales in fiscal 1994 from 14.2% of sales in fiscal 1993, reflecting the Company's continued emphasis on containing overhead costs.

     The Company increased its investment in research and development to $13.1 million in fiscal 1994, a 15% increase from the $11.4 million expensed in the prior fiscal year. These increased expenditures reflect increased pharmaceutical softgel development work, as well as research and development activities related to ATP and the Pulsincap(R) drug delivery device.

     Income from continuing operations reached a record $30.9 million, or $1.27 per share, in fiscal 1994 despite the $4.5 million special charge described above. Before the effects of the special charge, income from continuing operations for fiscal 1994 was $1.40 per share, representing a 17% improvement from the $1.20 per share reported in fiscal 1993. A significant reduction in the Company's effective income tax rate accounted for a majority of the income improvement for fiscal 1994. The income tax provision was $18.7 million (30.1% of pretax income) in fiscal 1994, compared to $24.1 million (36.3% of pretax income) in fiscal 1993. The lower effective income tax rate in fiscal 1994 resulted from a shift in pretax income towards lower tax rate countries (primarily the United States) and reduced statutory corporate income tax rates in Germany and Australia. Minority interests in income declined to $12.7 million in fiscal 1994, a reduction of $0.6 million from the $13.3 million in fiscal 1993. Such decline resulted primarily from reduced income of the Company's 51% owned German subsidiary. The earnings improvement also resulted from a $1.2 million reduction in net interest expense resulting from the debt refinancing described below, offset by interest expense on bank debt used to fund the Pharmagel acquisition.

     In January 1994, the Company successfully refinanced, through defeasance, the outstanding 14% senior subordinated debentures of Scherer International. The Company recorded an extraordinary loss of $15.5 million, or $0.64 per share, related to the defeasance transaction, as well as a $0.3 million extraordinary loss, or $0.01 per share, related to the replacement of its former bank credit facility.

Fiscal Years Ended March 31, 1993 and 1992

     Sales for fiscal 1993 were $398.0 million, exceeding by 18% the sales of $337.8 million recognized in fiscal 1992. Strong sales growth was experienced in all of the Company's major operations, favorably impacted by a strengthening of certain foreign currency exchange rates relative to the U.S. dollar. Sales growth as measured on a constant currency basis would have been 16% for fiscal 1993 compared to fiscal 1992.

     The following table sets forth operating results for each of the Company's geographic segments for the fiscal years ended March 31, 1993 and 1992:

                                                                                               OPERATING MARGIN
                                                       SALES             OPERATING INCOME
                                               ----------------------  --------------------  --------------------
                                                  1993        1992       1993       1992       1993       1992
                                               ----------  ----------  ---------  ---------  ---------  ---------
                                                               (IN THOUSANDS, EXCEPT PERCENTAGES)
United States................................  $   86,687  $   66,802  $  23,327  $  18,147       26.9%      27.2%
Europe.......................................     229,937     198,445     53,941     48,896       23.5       24.6
Other International..........................      81,387      72,539     13,450     13,070       16.5       18.0
Unallocated(1)...............................          --          --     (2,621)   (16,136)        --         --
                                               ----------  ----------  ---------  ---------  ---------  ---------
                                               $  398,011  $  337,786  $  88,097  $  63,977       22.1%      18.9%
                                               ----------  ----------  ---------  ---------  ---------  ---------
                                               ----------  ----------  ---------  ---------  ---------  ---------

- ---------------

(1) Includes principally general corporate expenses and, in 1992, the stock compensation expense related to the Company's October 1991 sale of Common Stock.

     Sales of the Company's United States operations in fiscal 1993 increased to $86.7 million, or 30%, as compared to sales of $66.8 million recorded in fiscal 1992. The United States results reflect significant increases in sales of pharmaceutical softgels, particularly generic nifedipine and OTC cough/cold medications. Additionally, favorable studies and media reports confirming the health benefits of anti-oxidant vitamins and a stronger marketing focus by the Company resulted in substantial increases in sales of certain nutritional softgels, especially Vitamin E. Sales in Europe rose by 16% to $229.9 million in fiscal 1993 as compared to $198.4 million in fiscal 1992. All European subsidiaries reported sales gains in fiscal 1993, with volume growth in both pharmaceutical and nutritional softgel product sales. Sales growth of the Company's largest subsidiary, located in Germany, slowed during the latter half of fiscal 1993 as a result of difficult economic conditions and the health care reforms instituted in January 1993. Other International operations recognized sales of $81.4 million in fiscal 1993, representing a 12% increase over fiscal 1992 sales of $72.5 million. A majority of such sales increase was achieved by the Company's subsidiaries in Japan, with continued growth in sales of pharmaceutical softgels, and Canada, primarily as a result of the increased demand for anti-oxidant softgels.

     The Company's gross margin increased by $20.1 million to $155.9 million in fiscal 1993 compared to $135.8 million in fiscal 1992. Gross margin expressed as a percentage of sales declined to 39.2% in fiscal 1993 from 40.2% in fiscal 1992. Such decrease in the margin rate reflects an increase in the sales mix toward nutritional softgels in fiscal 1993, which generally have a higher material cost content relative to their sales value, and increases in costs of raw materials (primarily vitamins), which were not fully offset by price increases for the Company's products. The economic and regulatory situation in Germany also had an unfavorable effect on the fiscal 1993 gross margin rate.

     Operating income reached $88.1 million for fiscal 1993, representing a 16% increase from $76.3 million recorded for fiscal 1992, before a $12.3 million non-recurring charge for stock compensation (see Note 4 to the consolidated financial statements as of March 31, 1994). On a constant foreign currency exchange rate basis the increase would have amounted to 14%. The operating income improvement stems primarily from the increases in sales described above, offset in part by a $6.1 million, or 12%, increase in selling and administrative expenses and a $2.9 million, or 35%, increase in net research and development expenses. Selling and administrative expenses for fiscal 1993, which declined as a percentage of sales, reflect additional investments in marketing staffs and activities, increased incentive compensation related to the income improvements, general inflationary factors and the higher foreign currency exchange rates. A majority of the increase in research and development expenses is attributable to pharmaceutical softgel product development activities in the U.S. and the United Kingdom, and continued development of the Company's Pulsincap(R) drug delivery device.

     Income from continuing operations was $29.0 million, or $1.20 per share, for fiscal 1993, an increase of $30.2 million from a loss of $1.2 million, or $0.50 per share, in fiscal 1992. In addition to the higher operating income in fiscal 1993, a $9.9 million reduction in interest expense contributed to such improvement. The lower interest expense resulted primarily from a full year's interest savings in fiscal 1993 due to the approximate $124.0 million reduction in bank debt through the application of proceeds from the Company's October 1991 initial public offering of its Common Stock, and, to a lesser extent, the Company's repurchase of approximately $42.5 million face value of its 14% senior subordinated debentures during the third quarter of fiscal 1993 (see Notes 4 and 9 to the consolidated financial statements as of March 31, 1994). In addition, the prior year results included a $12.3 million charge for stock compensation expense. On a pro-forma basis, assuming the October 1991 initial public offering and related transactions had occurred as of April 1, 1991, income from continuing operations would have been $22.0 million, or $0.92 per share, for fiscal 1992 (see Note 4 to the consolidated financial statements as of March 31, 1994).

     The Company's income tax provisions were $24.1 million (36.3% of pretax income) in fiscal 1993 and $22.3 million (69.5% of pretax income) in fiscal 1992. The reduction in the consolidated tax rate to a more normal level in fiscal 1993 reflects improved United States operating results and income, including the reduction in interest expense and the $12.3 million stock compensation expense recorded in the prior year. A significant portion of expenses in the prior fiscal year could not be tax benefited as the realization of such benefit could not be assured. A significantly lower tax provision rate is associated with such incremental income due to the Company's United States tax position and the utilization of available foreign tax credits. Minority interests in net income of subsidiaries increased by 21% to $13.3 million in fiscal 1993 from $11.0 million in fiscal 1992 due primarily to increased earnings of the Company's partially-owned subsidiaries in Germany, France and Japan.

     The Company earned net income of $20.9 million, or $0.86 per share, in fiscal 1993 after reflecting an $8.4 million net extraordinary loss from the repurchase of the senior subordinated debentures described above, a $0.6 million loss from the disposal of the Company's discontinued operation (Paco) and $1.0 million of income from the cumulative effect of a change in accounting for income taxes in accordance with SFAS 109 (see Note 6 to the consolidated financial statements as of March 31, 1994). The Company reported a net loss attributable to common shares of $31.1 million, or $2.05 per share, in fiscal 1992, which included a $16.5 million estimated loss on disposal of Paco, a $4.9 million charge related to a change in accounting for postretirement medical and other benefits in accordance with SFAS 106 (see Note 11 to the consolidated financial statements as of March 31, 1994) and a $2.1 million extraordinary loss from the early retirement of bank debt described above.

CASH FLOWS

Six Months Ended September 30, 1994 and 1993

     Cash and cash equivalents increased by $5.7 million for the six month period ended September 30, 1994, as compared with a decrease of $3.4 million in the same period of the prior fiscal year. Operating activities provided cash of $32.8 million and $17.6 million for the current and prior fiscal year periods, respectively. For the period ended September 30, 1994, cash generated from continued strong earnings was partially offset by a $9.3 million increase in net working capital. Such increase is related primarily to the timing of payments for value added taxes in certain European subsidiaries, as well as increases in raw materials inventories related to higher order levels, offset by reductions in receivables largely due to the timing of collections from certain major customers. For the prior fiscal year period, cash generated from operating earnings was offset by a $13.3 million increase in net working capital. Increases in receivables and inventories associated with increased sales levels, offset by decreases in current liabilities primarily related to the timing of value added tax payments in Europe, contributed to the prior year net working capital increase.

     Capital expenditures for the six month period ended September 30, 1994 amounted to $19.0 million, compared to capital expenditures of $16.5 million in the prior year period. Current period capital spending consisted primarily of expenditures in North America related to the completion of a new satellite softgel production facility for nutritional products, in the United Kingdom related to the continuing expansion of the Zydis(R) production facility and in Australia for the construction of a replacement manufacturing facility, as well as general facility and equipment additions and improvements. In the prior fiscal year, capital expenditures were related primarily to the construction in the United Kingdom of the Zydis(R) production and Pulsincap(R) development facilities, and other general facility and equipment additions and improvements. For the six months ended September 30, 1993, $33.8 million was used for the acquisition of the capital stock of Pharmagel and of certain softgel assets of Gayoso Wellcome (as discussed in Note 5 to the consolidated financial statements as of September 30, 1994).

     Financing activities for the six month period ended September 30, 1994 include primarily $7.1 million of dividends paid to minority shareholders of subsidiaries. In the prior year period, financing activities reflect primarily $24.5 million of net borrowings under the Company's bank credit facility to fund the acquisition of Pharmagel, as well as a net $9.3 million of other borrowings under the bank credit facility to fund working capital needs and capital expenditures.

Fiscal Years Ended March 31, 1994, 1993 and 1992

     Cash and cash equivalents decreased by $13.8 million for fiscal 1994 as compared with a decrease of $14.4 million for the same period in 1993 and an increase of $15.3 million in 1992. Operating activities provided net cash of $47.7 million, $46.0 million, and $36.5 million during fiscal years 1994, 1993, and 1992, respectively. In 1994, cash generated from continuing growth in the Company's after-tax earnings was offset by a $22.5 million increase in net working capital. This working capital increase reflected increases in inventories and receivables associated with the 13% sales growth previously discussed as well as the previously discussed shift in sales mix to nutritional products customers who are generally provided longer payment terms. The working capital increase further reflects the approximate $6 million decrease in accrued interest payable resulting from the Company's refinancing activities as discussed under "Liquidity and Financial Condition" below. In 1993, increased cash from the Company's after-tax earnings was offset by a $20.6 million increase in net working capital. Such working capital increase included an aggregate 17% increase in inventories and receivables associated with the sales gains previously discussed. For fiscal 1992, the cash from operating earnings was partially offset by an $8.7 million increase in working capital, primarily related to increases in accounts receivable, as well as net value added taxes receivable at the Company's German subsidiary.

     Net cash used by investing activities was $74.7 million, $3.7 million and $20.3 million for the 1994, 1993 and 1992 fiscal years, respectively. Fiscal 1994 reflects the $33.8 million use of cash for the acquisitions of the capital stock of Pharmagel and certain softgel assets of Gayoso Wellcome (as discussed in Note 3 to the consolidated financial statements as of March 31, 1994), as well as cash used for capital expenditures of $39.5 million. Such capital expenditures consisted primarily of expenditures in the United Kingdom related to the new Zydis(R) production facility and in Australia for the construction of a replacement manufacturing facility, as well as general facility and equipment additions and improvements. Capital expenditures of $33.2 million and $20.9 million were incurred in fiscal years 1993 and 1992, respectively, consisting primarily of facility and equipment upgrades in the Company's German subsidiary, expansion in the United Kingdom related primarily to Zydis(R) production and Pulsincap(R) development facilities, and softgel manufacturing equipment and other facility upgrades and improvements worldwide. Fiscal 1993 also reflects the disposal of Paco, which provided $28.0 million of cash.

     Financing activities for fiscal 1994 reflect the defeasance (as described below) of the Company's 14% senior subordinated debentures, which used cash of $141.5 million. Such defeasance was funded primarily through the issuance of 6 3/4% senior notes, which provided cash of $99.3 million, as well as through borrowings under the Company's bank credit facility. Other significant financing sources included $99.7 million of proceeds from the Company's bank credit facility (primarily to fund the defeasance and the acquisition of Pharmagel), $7.0 million for the refinancing of an existing capitalized lease obligation, and $2.4 million of proceeds from industrial revenue bonds to finance a facility upgrade and expansion. Other significant financing uses included $35.9 million repayments on the Company's bank credit facility and the retirement of the aforementioned capital lease obligation. Financing activities for fiscal 1993 reflect primarily the third quarter repurchase of $42.5 million principal amount of the 14% senior subordinated debentures for approximately $49.3 million, funded primarily by cash on hand and borrowings under the Company's bank credit facility. Other financing sources included $2.2 million of proceeds from industrial revenue bonds and $4.8 million of other borrowings. Other significant financing uses included $29.6 million of repayments on the Company's bank credit facility. In the 1992 fiscal year, financing activities included the $195.5 million of proceeds from the Company's October 1991 initial public offering of its Common Stock, net of cash used for related purchases of exchangeable preferred stock and repayments of long-term bank debt (see Note 4 to the consolidated financial statements as of March 31, 1994).

LIQUIDITY AND FINANCIAL CONDITION

     During the next several years, a significant portion of the Company's cash flow will be used to fund capital expenditures, increased investments in research and development, and to service and reduce indebtedness. Capital expenditures are estimated at $50 million for each of fiscal years 1995 and 1996, and are expected to decline to the $30-40 million level per year thereafter. Such expenditures will be used to continue the expansion of softgel production capacity to meet anticipated customer demand, as well as to ensure continuing compliance with pharmaceutical Good Manufacturing Practices (GMP) standards for the Company's facilities. In addition, such expenditures include the expansion of production facilities for Zydis(R) and the construction of equipment and facilities for the Company's other advanced drug delivery systems. As of September 30, 1994, the Company had approximately $10.5 million of commitments for future capital expenditures.

     The Company will also continue to invest a significant portion of its cash flow in research and development activities for its advanced drug delivery systems, including the ScherersolTM, Zydis(R) and Pulsincap(R) technologies, as well as to develop new drug delivery technologies and to fund the Company's ATP initiative. The Company believes that changes currently affecting worldwide pharmaceutical markets will enhance the commercial value of products which can demonstrate therapeutic and cost benefits over existing therapies, and through ATP intends to capitalize upon these trends by creating new products which reformulate compounds and utilize the Company's proprietary drug delivery technologies. The Company expects that expenses associated with ATP will aggregate $30-40 million over the next three to four years. Revenues from ATP product sales and royalties are expected to begin no earlier than fiscal 1997, assuming the development and commercialization of such products is successful.

     The Company actively reviews drug delivery systems businesses and technologies for potential investment, consistent with its strategic objectives. Examples are the Company's fiscal 1994 acquisition of an ophthalmic drug delivery technology from Zeneca Limited, and an agreement to fund feasibility studies for a dry powder inhaler device and a controlled-release tablet product with a UK-based drug research firm. Generally, such investments are not expected to involve significant initial funding or funding commitments on the part of the Company. Management intends that any acquisition which would require significant funding would be financed largely through the issuance of Common Stock, depending upon market conditions, so as not to materially increase the Company's debt to equity ratio.

     At September 30, 1994, the Company's outstanding long-term indebtedness consisted of approximately $99.3 million of 6 3/4% senior notes (net of a $0.7 million discount), $67.4 million of borrowings under the Company's bank credit facility, $13.1 million of industrial development revenue bonds, and approximately $11.6 million of other indebtedness.

     In January 1994, Scherer International completed the refinancing of a significant portion of its outstanding debt. Using the net proceeds from the offering of the senior notes and additional proceeds from borrowing under the Company's bank credit facility, the Company defeased its 14% senior subordinated debentures. The senior notes bear interest at 6 3/4 % of face value, payable semi-annually, and mature in full in February 2004. The 6 3/4% senior notes are noncallable and unsecured, ranking pari passu with all other unsecured and senior indebtedness of Scherer International. Annual interest expense on the senior notes outstanding is approximately $6.8 million (excluding amortization of the original issue discount and deferred financing fees), payable semi-annually. The indenture under which the senior notes were issued restricts the Company's ability to incur additional liens, enter into sale-leaseback transactions, engage in certain transactions with affiliates, and engage in certain business combinations.

     In March 1994, the Company entered into a new bank credit facility as a replacement for the Company's previous bank credit agreement. This credit facility allows for revolving credit borrowings up to an aggregate of $175.0 million in various currencies, and expires April 1, 1999. Interest is payable quarterly at LIBOR plus .575%, with a reduction anticipated later in the term of the facility based on certain financial performance criteria, or at the bank's prime rate. Unused borrowing availability is subject to annual commitment fees of 1/4%. Borrowings under this facility are unsecured, and rank pari passu with all other unsecured and senior indebtedness.

     The bank credit facility requires the Company to satisfy various annual and quarterly financial tests, including maintenance on a consolidated basis of specified levels of tangible net worth and cash flow coverage, leverage, and fixed charge ratios. The agreement also restricts the Company's ability to incur additional indebtedness or liens, make investments and loans, dispose of assets, or consummate a business combination, and limits the ability of the Company to pay dividends.

     Pursuant to other revolving credit arrangements, the Company and certain of its subsidiaries may borrow up to $12.9 million. As of September 30, 1994, the Company had outstanding approximately $3.6 million under these revolving credit arrangements.

     The Company believes that its future cash flows from operations, together with cash and short-term investments aggregating $26.7 million at September 30, 1994 and amounts available under bank credit facilities will be adequate to meet anticipated capital investment, operating, and debt service requirements.

INFLATION AND ACCOUNTING POLICIES

     In the view of management, the effects of inflation and changing prices on the Company's net results of operations and financial condition were not significant.

     In November 1992, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 112, "Employer's Accounting for Postemployment Benefits", which must be adopted for the Company's 1995 fiscal year. This statement requires the use of the accrual method to recognize liabilities for postemployment benefits. The Company has determined that the adoption of this statement will not significantly affect the Company's future financial results or position.

     In October 1994, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 119, "Disclosure About Derivative Financial Instruments and Fair Value of Financial Instruments", which also must be adopted for the Company's 1995 fiscal year. This statement requires expanded disclosures about the amounts, nature and purpose, and terms of derivative financial instruments.

                                    BUSINESS

GENERAL

     R.P. Scherer Corporation is an international developer and manufacturer of advanced drug delivery systems and is the world's largest producer of softgels. The Company's proprietary drug delivery systems, including the ScherersolTM, Zydis(R) and Pulsincap(R) technologies, improve the efficacy of drugs by regulating their dosage, rate of absorption and place of release. Scherer produces over 4,000 products in softgel form, which accounted for approximately 90% of the Company's fiscal 1994 sales. Softgels are used for a wide range of drug, vitamin, cosmetic and recreational products.

     The Company has a broad domestic and international customer base consisting of manufacturers and wholesalers of pharmaceutical, health and nutritional, cosmetic and recreational products, with over half of its total sales made to the pharmaceutical industry. To meet the needs of its multinational customers and to serve new markets, the Company operates nineteen softgel manufacturing facilities in eleven countries throughout the world and also manufactures empty, two-piece hardshell capsules in three of these countries. Approximately 73% of the Company's fiscal 1994 sales and 79% of the Company's fiscal 1994 operating income were derived from operations outside the United States.

     The Company works closely with its customers in the development of new softgel products. Using its expertise in softgel technology, the Company has developed its Scherersol systems to broaden the range of pharmaceutical products which may be encapsulated in softgel form. ScherersolTM systems, most of which are patented, often enable pharmaceutical companies to combine the advantages of drugs in liquid solution with the convenience and dosage accuracy of softgels. Additionally, Scherersol technologies, by providing a unique, patented dosage delivery system, can often help protect a pharmaceutical compound against competition from generic drugs throughout the life of the ScherersolTM patents.

     In 1991, the Company formed a separate division, Scherer DDS, to focus on the development of advanced drug delivery systems, including the Zydis(R) and Pulsincap(R) technologies. Zydis(R) is an oral dosage form which dissolves instantaneously on the tongue and does not require water to aid swallowing. Pulsincap(R) is an oral drug delivery device which is designed to release a drug at either a predetermined time following ingestion or a predetermined site in the gastrointestinal tract. Through Scherer DDS, the Company is engaged in the search for other advanced drug delivery systems which would complement the Company's existing technologies. In January 1994, the Company acquired the rights to a novel ophthalmic drug delivery system from Zeneca Limited. The system, which is in the early stages of development, is intended to enable accurate, sensation-free application of drugs to the eye. In March 1994, the Company entered into an agreement with a United Kingdom-based drug research firm to fund feasibility studies for a unique patent-pending dry powder inhaler device and a patented controlled-release tablet product.

     The Company believes that changes currently affecting worldwide pharmaceutical markets will enhance the commercial value of products which can demonstrate therapeutic and cost benefits over existing therapies. To capitalize on these trends, in September 1993 the Company formed ATP to manage the development and registration of new pharmaceutical products which are based on the reformulation of off-patent compounds and which utilize the Company's proprietary drug delivery technologies. The Company expects that expenses associated with the ATP initiative will aggregate $30-40 million over the next three to four years. Revenues from ATP product sales and royalties are expected to begin no earlier than fiscal 1997 assuming the development and commercialization of such products is successful.

SOLID ORAL DELIVERY SYSTEMS

     Softgel products accounted for approximately 90% of the Company's sales in fiscal 1994. The following discussion describes the primary solid oral delivery systems with which softgels compete.

     Pharmaceutical and health and nutritional products companies manufacture and sell billions of unit dosages for solid oral ingestion ("oral dosages") each year. These oral dosages contain pharmaceutical compounds or health and nutritional ingredients and substantially all are sold in one of three dosage forms: tablets, hardshell capsules or softgels.

     Tablets. The most widely used of the solid oral dosage forms sold worldwide is the tablet. Tablets are inexpensive and easy to produce, product throughput is extremely high and production processes are relatively easy to control. Tablets are an adequate dosage form for most pharmaceutical and health and nutritional products and most manufacturers produce their own.

     Hardshell Capsules. The second most widely used solid oral dosage form is the hardshell capsule. Pharmaceutical manufacturers generally purchase empty hardshell capsules from a hardshell manufacturer and fill the capsules themselves. While hardshells are more difficult and more expensive to manufacture than tablets, for time release capsules and certain compounds the hardshell capsule is a better delivery system. Approximately 7% of the Company's fiscal 1994 sales were from hardshell capsules.

     Softgel Capsules. The third most widely used solid oral dosage form is the softgel capsule. The Company believes that softgels represent approximately 3% of the solid oral delivery market. The softgel process is the only widely accepted process which facilitates the encapsulation of oils, other liquids and solids in suspension in an oral dose. Certain products can only be manufactured in liquid form while certain other products are more effective in liquid or suspension than in other forms. Because the therapeutically active ingredients of a drug are in a suspended or liquid state when encapsulated in softgels, in certain circumstances the rapid dissolution or disintegration characteristics of this dosage form can provide improved bioavailability and efficacy.

     Other advantages of softgels include precise dosage control, minimal ingredient loss in the manufacturing process, ease of swallowing and the ability to more clearly evidence tampering. Moreover, the encapsulation of certain liquids facilitates the administration of unpleasant tasting ingredients and often improves the stability of ingredients, resulting in a longer shelf life.

SOFTGEL PRODUCTS AND MARKETS

     The various softgel markets around the world were developed primarily by the Company working in conjunction with its customers. The technical and commercial staff of the Company work in close collaboration with the technical and marketing staff of its customers to identify requirements and develop commercial products.

     Softgel capsules are used in the following three markets: (i) pharmaceutical (both prescription and over-the-counter products); (ii) health and nutritional; and (iii) other (cosmetics and recreational).

     Pharmaceutical. The pharmaceutical markets in each country are relatively similar due to the high degree of manufacturing regulation worldwide, together with the globalization of the pharmaceutical industry. Scherer performs especially well in a highly regulated environment where the customers' main focus is on quality and service as opposed to price. Approximately 49% of the Company's softgel sales were derived from the sale of pharmaceutical products for the six months ended September 30, 1994.

     The Company assists pharmaceutical companies in the formulation of liquids and solids in suspension to be used in softgels. The Company's development of its ScherersolTM systems broadens the range of pharmaceutical products which may be encapsulated in softgel form. ScherersolTM softgel systems are liquid formulation technologies which are designed to improve bioavailability of pharmaceutical compounds that are inconsistently, incompletely or too slowly absorbed from traditional oral dosage forms. ScherersolTM systems, most of which are patented, often enable pharmaceutical companies to extend patent protection and combine the advantages of active molecules in a solution with the convenience and dosage accuracy of softgels.

     To date, the most significant product which has been reformulated using the ScherersolTM systems is Sandimmun(R), a product developed and marketed by Sandoz Pharma AG. Sandimmun(R) (cyclosporin A) is an immuno-suppressant which typically is administered daily to organ transplant patients throughout their lives in order to prevent post-operative organ rejection. By reformulating the drug into softgel form, Scherer was able to mask Sandimmun's(R) unpleasant taste and regulate the dosage size. Sandoz Pharma AG's annual worldwide sales of Sandimmun(R) are currently estimated at $1 billion. To date, the Company believes that a substantial portion of Sandimmun(R) sales continue to be in non-softgel forms. Sandimmun represented approximately 2% of the Company's fiscal 1994 softgel sales.

     In addition, Neoral(R), a new formulation of cyclosporin A, has been recently developed and patented by the Company and Sandoz Pharma AG. Neoral(R) provides a significant improvement in bioavailability of cyclosporin A and is intended to be used for additional indications. Neoral(R) has recently received approval in Europe for the treatment of psoriasis, and applications are pending in the U.S. for both psoriasis and rheumatoid arthritis.

     The Company continues to develop new products for the OTC market. The market's favorable response to softgel formulations of A.H. Robins' Dimetapp and Robitussin and Burroughs Wellcome's Sudafed has resulted in similar product line extension strategies for Schering-Plough's Drixoral, Bristol-Myers' Maximum Strength Comtrex and Pfizer's Unisom SleepGels.

     Health and Nutritional. Health and nutritional products consist primarily of vitamins, minerals, supplements, and plant and fish oils. Some of the Company's products involve relatively simple encapsulation of oils, such as vitamin E and cod liver oil, while others are specifically formulated to the requirements of customers and are developed with such customer's involvement. Some health and nutritional products can only be formulated in softgel form, and other products are formulated in softgel form for convenience and quality product line image. Health and nutritional products represented approximately 38% of the Company's softgel sales for the six months ended September 30, 1994.

     Other--Cosmetics and Recreational. Other products represented approximately 13% of the Company's softgel sales for the six months ended September 30, 1994, with approximately 6% attributed to cosmetics and 7% to recreational products.

     The Company's products for the cosmetic market consist of: (i) specially shaped softgels containing various topical oils and creams; and (ii) bath pearls or bath capsules containing various oils and fragrances. The Company's largest cosmetics customer, Elizabeth Arden Co., introduced Ceramide facial and eye cream products using special twist-off softgel capsules to provide unit dosing and prevent oxidation of the products before use. More recently, Chesebrough-Ponds introduced its Dramatic Results Skin Smoothing Capsules product, which also utilizes the Company's unit dose softgel formulation technology. The Company continues to develop and market new products for the growing cosmetic market. An example is a fragrance softgel Truscent(R), which represents an economical, biodegradeable twist-off sampler providing a unit dose of the actual perfume.

     The Company manufactures paintball softgels for use in recreational "paintball games." Various colors of water-soluble paint are encapsulated in softgels and sold by the Company to qualified distributors. Originally established in the United States, this sport is now also growing in popularity internationally.

SCHERER DDS

     In 1991, the Company formed a separate division, Scherer DDS, to focus on the development of advanced drug delivery systems. Scherer DDS represents a broadening of Scherer's existing business within its existing infrastructure, and reflects the Company's commitment to this rapidly growing market segment. The rationale for broadening its range of specialized technologies is based on Scherer's established reputation within the pharmaceutical industry for formulating innovative solutions to drug delivery problems and its longstanding relationships with its pharmaceutical customers. The Company believes that demand for advanced drug delivery systems has grown because the pharmaceutical industry is recognizing limitations to improving drug efficacy and tolerance with conventional dosage form technologies. In addition, novel and patentable formulation technologies can often help extend the product life cycle of major drugs for many years, thus maximizing income streams from the customers' significant research and development investments.

     Scherer DDS, largely based in the United Kingdom, is responsible for the development, manufacture and marketing of the Company's new advanced drug delivery systems, including the Zydis(R) and Pulsincap(R) technologies. Additionally, Scherer DDS is engaged in the search for other advanced drug delivery systems which might complement the Company's existing technologies. In January 1994, the Company acquired the rights to a novel ophthalmic drug delivery system from Zeneca Limited. The system, which is in the early stages of development, is intended to enable accurate, sensation-free application of drugs to the eye. In March 1994, the Company entered into an agreement with Coordinated Drug Development Limited, a United Kingdom-based drug research concern, to fund feasibility studies for a unique patent-pending dry powder inhaler device and a patented controlled-release tablet product.

     Zydis(R). Zydis(R) is a freeze-dried, porous wafer containing a drug substance which dissolves instantaneously on the tongue and does not require water to aid swallowing. This feature of Zydis(R) is expected to improve patient compliance, particularly among children and the elderly who frequently experience difficulties in swallowing conventional dosage forms. The Zydis(R) system has been patented in major markets extending through the year 2002, with such patent protection extending to the active ingredients being delivered using Zydis(R). Products incorporating Zydis(R) technology have received approvals for use in eighteen countries.

     The Company currently produces five Zydis(R) products: Pfizer's Feldene Melt and Feldene Fast (piroxicam), Merck's Pepcidin Rapitab (famotidine), Janssen's Imodium Lingual (loperamide), and two tranquilizer products containing lorazepam and oxazepam for Wyeth-Ayerst International. At present, such products are sold in Europe and Latin America. There are currently ten major products encompassing Zydis(R) technology in different stages of development and regulatory approval, including Glaxo's Zofran (ondansetron). Because patents covering active compounds in these products have expired or will expire within the next few years, the manufacturers of such products in many cases have been seeking alternative patent-protected dosage forms. Conventional dosage forms of the active compounds in these products are marketed by large multinational pharmaceutical companies, and these products had aggregate annual sales exceeding $5.0 billion in calendar 1993. In general, agreements with customers call for customers to pay option fees to the Company for product class and/or other forms of exclusivity as well as to pay certain of the costs for development, clinical testing, obtaining regulatory approvals and commercialization of the products. The Company will receive royalties, as well as manufacturing revenues, assuming such products are successfully commercialized. The Company recognized revenues of approximately $8.0 million in fiscal 1994 related to Zydis(R) products.

     Pulsincap(R). Pulsincap(R) is an oral drug delivery device which is designed to release the drug in pulsed fashion at a predetermined time in the gastrointestinal tract or at a predetermined site in the body. This dosage form consists of a capsule composed of a water insoluble body and a water soluble cap. The drug formulation is contained within the capsule body and is sealed in by a hydrogel plug. At a specified time after ingestion, the drug is released into the small intestine or colon for absorption into the blood stream.

     The Company anticipates that the Pulsincap(R) system will have a broad range of applications. Three major areas targeted are nocturnal
(time-controlled) delivery, colonic (site-specific) delivery, and reduced dosing frequency.

          Nocturnal (Time-Controlled) Delivery. It is now increasingly recognized that there are circadian patterns in the manifestations of many disease states and that pharmacological treatment should reflect such rhythms. Examples of such day/night variations are ischemic heart disease, asthma, arthritis and sleep disorders. The Pulsincap(R) dosage form provides a delivery system that allows a dose of drug to be released in the body after a predetermined time period, and has particular applications in those diseases where a peak blood drug level is required during the night or immediately after waking.

          Colonic (Site-Specific) Delivery. In recent years, there has been a rapidly growing interest in the study of the delivery of drugs to the lower ileum or colon, particularly for the optimal treatment of local disorders such as ulcerative colitis or Crohn's disease. The Pulsincap(R) technology offers a system that can target the delivery of drugs to the colon without the use of injections and could have applications in inflammatory bowel disease (e.g., ulcerative colitis) and other disorders.

          Reduced Dosing Frequency. The Pulsincap(R) design can enable it to provide reduced dosing frequency for certain types of drug compounds. This can be accomplished by placing one dose of the drug in the cap of the device, and a second dose of the drug in the body of the device, which would be released on a delayed basis. In this configuration, for example, a four times per day dosing regime could be reduced to two times per day.

     The Pulsincap(R) technology is covered by patents in major markets extending through at least 2010. The Company has completed toxicology studies on the hydrogel plug, and anticipates that several customer-funded feasibility studies will be initiated in the next several months. The Company further expects that several years of continued development and testing will be required before any material commercial sales of Pulsincap(R) products are realized.

ADVANCED THERAPEUTIC PRODUCTS GROUP

     The Company believes that changes currently affecting worldwide pharmaceutical markets will enhance the commercial value of differentiated products which can demonstrate therapeutic and cost benefits over existing therapies. To capitalize on these market trends, in September 1993 the Company formed ATP to manage the development and registration of new pharmaceutical products which are based on the reformulation of off-patent compounds and which utilize the Company's proprietary drug delivery technologies.

     Unlike the development work it currently performs on behalf of its customers, the Company intends to plan and execute the clinical development of ATP products and take these products through the regulatory process in the various markets for its own account. The Company believes that engaging in the development of products using its technologies is a logical extension of the Company's expertise in the drug delivery business, and is complementary to its on-going customer-sponsored drug delivery activities. The Company has hired key executive and technical personnel with extensive expertise in pharmaceutical development, clinical testing and regulatory affairs to manage the activities of ATP. The Company does not intend to build a sales and marketing infrastructure for ATP products, but rather will license marketing rights to pharmaceutical companies with well-developed distribution capabilities. The Company believes that license fees, royalties and/or profit sharing resulting from the development of ATP products could be significantly greater than those that can be obtained on customer-directed work.

     The Company expects that expenses associated with the ATP initiative will aggregate $30-40 million over the next three to four years. Revenues from ATP product sales and royalties are expected to begin no earlier than fiscal 1997, assuming the development and commercialization of such products is successful.

     ATP products involve the reformulation of existing compounds whose patent protection has expired or is near expiration. Seven generic products are currently under development or planned for development by ATP using ScheresolTM, Zydis(R) and Pulsincap(R) drug delivery systems. These products are:

Selegiline Zydis(R), Diclofenac Pulsincap(R), Dihydrorgotamine (DHE) ScherersolTM, Progesterone/Estradiol ScheresolTM, Progesterone ScheresolTM, Salbutamol Pulsincap(R), and Prednisolone Pulsincap(R). The Company anticipates that the development, clinical testing and regulatory approval process for ATP products will involve a shorter time period than that normally associated with a new chemical entity, as the drugs used in the ATP formulation will already have established records for safety, toxicity and tolerability.

INTERNATIONAL OPERATIONS

     Approximately 73% of the Company's fiscal 1994 sales and 79% of its fiscal 1994 operating income were derived from its operations outside of the United States. To serve new markets and to meet the needs of its multinational customers, the Company operates nineteen softgel manufacturing facilities in eleven countries throughout the world and also manufactures empty, two-piece hardshell capsules in three of these countries. In addition, the Company has the flexibility to transfer some of its production from one plant to another within its worldwide network.

     Currently, the Company is not subject to any significant government restrictions as to the availability of any material cash flows from its foreign subsidiaries; however, transfer of profits from certain foreign subsidiaries could be subject to foreign exchange controls and to regulations of foreign governments which may be in effect from time to time. In addition, the reported consolidated results of the Company's operations are affected by foreign currency fluctuations. Laws or regulations have been proposed or enacted in various foreign countries which, among other things, specify the number of national directors and restrict borrowing by foreign-owned companies.

     The Company is also subject to certain restrictions pursuant to which R.P. Scherer GmbH, the Company's 51% owned German subsidiary, has the exclusive right to sell or manufacture softgels and hardshell capsules in eastern Europe and certain countries in western Europe and Asia. These restrictions do not apply to the Company's advanced drug delivery systems marketed by Scherer DDS.

MARKETING

     The Company has focused its sales and marketing efforts to attract new customers and expand the range of products provided to existing customers. The following steps have been undertaken as part of the Company's focused marketing approach: (i) the Company's marketing staffs have been increased significantly worldwide; (ii) the Company segmented its marketing and technical departments into distinct market segments (prescription pharmaceutical, over-the-counter pharmaceutical, health and nutritional, cosmetics and others) to ensure that qualified representatives are serving customers in each segment; (iii) each subsidiary must submit specific annual marketing plans, which are reviewed in detail by segment with the senior management of the Company; (iv) greater sharing of ideas is encouraged through annual worldwide sales and marketing meetings as well as more frequent informal communications; (v) a marketing training program has been implemented; and (vi) the Company has made new product development a collaborative effort with its customers.

     The research and development departments of the Company's larger subsidiaries are generally segmented by market. The Company's three major research and development centers are located in the United States, Germany and the United Kingdom, with smaller development resources at each of the other facilities. Much of the new product development work is done jointly with the Company's customers.

     One of the goals of the marketing staff is to find new softgel applications for pharmaceutical compounds currently sold in tablet or hardshell form. The Company continuously examines commercial compounds that it considers candidates for the softgel dosage form using the ScherersolTM technologies, focusing primarily on compounds that are incompletely, slowly or inconsistently absorbed in their current dosage form and are therefore strong candidates for improvement by formulating them in softgels.

     In the health and nutritional market, the Company is continuing to work with its well-known customers, such as Seven Seas Ltd. in the United Kingdom, on product line extensions in softgel form. In the cosmetic market, after the successful launch of Elizabeth Arden Co.'s Ceramide Time Complex Capsules in fiscal 1992, the Company continued to work closely with Elizabeth Arden Co. to develop a second product, Ceramide Eyes, which was launched in fiscal 1993. More recently, Chesebrough-Ponds introduced its Dramatic Results Skin Smoothing Capsules product, which also utilizes the Company's unit dose softgel formulation technology.

     The Company continues to market similar unit dose concepts to the cosmetic industry. The newest innovation, Truscent(R), was launched in August 1994. Truscent(R) is a softgel fragrance sampler which provides a unit dose of perfume to the retail customer at a lower cost than glass vials. Truscent(R) provides the additional advantages of preventing oxidation, portability, convenience, unique shapes, and biodegradable packaging.

COMPETITION

     The greatest competition to the Company's softgel dosage form for pharmaceuticals, its major softgel market, historically has come from the manufacturers of tablets and hardshell capsules in instances where technological barriers to their usage did not exist. The Company believes that the most significant disadvantages of softgel capsules compared to tablets or hardshell capsules for pharmaceutical and health and nutritional product manufacturers have been the relatively higher cost of softgels and the lack of control by such manufacturers over the softgel manufacturing process. Because a relatively high unit volume is necessary to manufacture softgels economically, no significant pharmaceutical manufacturer and only one significant health and nutritional product manufacturer produces its own softgels.

     The Company is the world's largest manufacturer of softgels. The Company believes it has a competitive advantage in the softgel business due to its greater experience and advanced technology, its expertise in formulation of difficult to encapsulate compounds, its extensive participation in customer product development and its geographic breadth. The Company's principal softgel competitors are several privately held manufacturers with substantially smaller softgel operations generally geographically confined.

     The largest producers of hardshell capsules are two multinational pharmaceutical manufacturers which have substantially greater assets and sales than the Company. In addition, the Company competes in various countries with smaller hardshell manufacturers.

PRODUCT INFORMATION

     The Company's business is not dependent upon a single product or a few products. Softgels containing both natural and synthetic Vitamin E represented approximately 11% of the Company's fiscal 1994 sales and 7% of sales for the six months ended September 30, 1994; no other product represents 10% or more of the Company's sales.

CUSTOMERS

     No material part of the Company's business is considered to be dependent upon a single customer or a few customers, and no single customer represents 10% or more of the Company's sales.

SOURCES OF MATERIALS

     The principal raw material used in the manufacture of softgels and hardshell capsules is gelatin. Gelatin is obtained primarily regionally and in most instances is available from multiple sources (and is generally purchased based on a coordinated worldwide basis by the Company to obtain favorable terms.) The Company has never experienced any significant shortage of gelatin or other significant raw materials.

PATENTS

     The Company has a number of active patents on its specialized machinery, processes, packaging, products and drug delivery systems. In addition, a number of patent applications are pending and numerous trademarks are held. In the opinion of management, the Company's businesses are not dependent upon any one patent or trademark.

GOVERNMENT REGULATION

     The Company's products and manufacturing processes and services are subject to the applicable Good Manufacturing Practice standards for the pharmaceutical industry and to other regulation by governmental agencies or departments in each of the countries in which it operates. In the United States, the Company's encapsulation products and manufacturing and packaging services are subject to the Federal Food, Drug and Cosmetic Act, the Comprehensive Drug Abuse Prevention and Control Act of 1970 and various rules and regulations of the Bureau of Alcohol, Tobacco and Firearms of the United States Department of Treasury, the Bureau of Narcotics of the United States Department of Justice and state narcotic regulatory agencies. In other countries, the Company's products and services are subject to analogous regulation.

     The Company is regularly subjected to testing and inspection of its products and facilities by representatives of various Federal agencies and in addition, the Company comes under the regulation of various state, municipal and foreign health agencies.

     The Company is also required to obtain United States Food and Drug Administration approval for sales in the United States as well as approval of the appropriate agencies in other jurisdictions, prior to commencing the sale of many of the proprietary products under development.

     The Company believes that it is in compliance in all material respects with applicable environmental laws and regulations. Compliance with Federal, state and local provisions relating to the protection of the environment has had no material effect upon the capital expenditures, earnings or competitive position of the Company and its subsidiaries. The Company was informed in August 1992 that soil at a manufacturing facility in North Carolina owned and operated by the Company from 1975 to 1985 contained levels of certain substances which exceeded environmental standards. The Company voluntarily initiated a remedial investigation, and initial remedial and removal actions have been completed by the Company and the current owner of the facility for the known soil contamination at such site. The Company continues to perform additional studies and remediation in the area, including testing and removal of groundwater, which have indicated the necessity for additional remedial and removal actions. On the basis of the results of investigations performed to date, the Company does not believe that potential future costs associated with either the investigation or any future remedial or removal action will ultimately have an materially adverse impact on the Company's business or financial condition. Based on current information, no other significant expenditures for environmental compliance are contemplated in the foreseeable future.

EMPLOYEES

     At March 31, 1994, the Company employed approximately 3,100 full-time employees in its continuing operations. The Company considers its relations with its employees to be good.

                          DESCRIPTION OF CAPITAL STOCK

    The authorized capital stock of the Company is 50,500,000 shares, of which 500,000 are preferred shares, par value $.01 per share (the "Preferred Stock"), none of which are outstanding, and 50,000,000 are common shares, par value $.01 per share.

    The following statements relating to the capital stock of the Company are summaries and do not purport to be complete. Reference is made to the more detailed provisions of, and such statements are qualified in their entirety by reference to, the Restated Certificate of Incorporation, as amended (the "Restated Certificate of Incorporation"), a copy of which has been previously filed with the Commission.

COMMON STOCK

    Holders of Common Stock are entitled to one vote per share with respect to all matters that are required by law to be submitted to stockholders of the Company. The holders of Common Stock have the sole right to vote except as otherwise provided by law or by the Restated Certificate of Incorporation of the Company. The Common Stock does not have cumulative voting rights. The par value of the Common Stock is $.01 per share.

    Subject to the prior rights of holders of preferred stock of the Company, if any, holders of the Common Stock are entitled to receive such dividends as may be lawfully declared by the Board of Directors of the Company. Upon any dissolution, liquidation or winding-up of the Company, whether voluntary or involuntary, holders of the Common Stock are entitled to share ratably in all assets remaining after the liquidation payments have been made on all outstanding shares, if any, of preferred stock.

    The shares of Common Stock are fully paid and nonassessable. The Common Stock does not have any preemptive, subscription or conversion rights. Additional shares of Common Stock may be issued without stockholder approval.

PREFERRED STOCK

    The Board of Directors, without further action by the stockholders, is authorized to issue 500,000 shares of Preferred Stock in one or more series and to fix as to any series the dividend rate, redemption prices, preferences in liquidation or dissolution, sinking fund terms, if any, conversion rights, voting rights and any other preference or special rights and qualifications. The issuance of Preferred Stock in certain circumstances may have the effect of delaying, deferring or preventing a change of control of the Company, may discourage bids for the Company's Common Stock at a premium over the market price of the Common Stock and may adversely affect the market price of and other rights of the holders of Common Stock. The Company has no present plans to issue any shares of Preferred Stock.

TRANSFER AGENT AND REGISTRAR

    Society National Bank acts as the Transfer Agent and Registrar for the Common Stock.

RESTRICTIONS ON DIVIDENDS

    Restrictions contained in certain of the Company's long-term debt agreements limit the payment of dividends on the capital stock of the Company.

               CERTAIN U.S. TAX CONSEQUENCES TO NON-U.S. HOLDERS

    The following is a general discussion of certain United States federal income and estate tax consequences of the ownership and disposition of Common Stock by a Non-U.S. Holder. For this purpose, a "Non-U.S. Holder" is any person who is, for United States federal income tax purposes, a foreign corporation, a non-resident alien individual, a foreign partnership or a foreign estate or trust. This discussion does not address all aspects of United States federal income and estate taxes and does not deal with foreign, state and local consequences that may be relevant to such Non-U.S. Holders in light of their personal circumstances. Furthermore, this discussion is based on provisions of the Internal Revenue Code of 1986, as amended (the "Code"), existing and proposed regulations promulgated thereunder and administrative and judicial interpretations thereof, as of the date hereof, all of which are subject to change. EACH PROSPECTIVE PURCHASER OF COMMON STOCK IS ADVISED TO CONSULT A TAX ADVISOR WITH RESPECT TO CURRENT AND POSSIBLE FUTURE TAX CONSEQUENCES OF ACQUIRING, HOLDING AND DISPOSING OF COMMON STOCK AS WELL AS ANY TAX CONSEQUENCES THAT MAY ARISE UNDER THE LAWS OF ANY U.S. STATE, MUNICIPALITY OR OTHER TAXING JURISDICTION.

DIVIDENDS

    Dividends paid to a Non-U.S. Holder of Common Stock generally will be subject to withholding of United States federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by the Non-U.S. Holder within the United States are not subject to the withholding tax, but instead are subject to United States federal income tax on a net income basis at applicable graduated individual or corporate rates. Any such effectively connected dividends received by a foreign corporation may, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

    Dividends paid to an address outside the United States are presumed to be paid to a resident of such country (unless the payer has knowledge to the contrary) for purposes of the withholding discussed above and for purposes of determining the applicability of a tax treaty rate. Under proposed United States Treasury regulations not currently in effect, however, a Non-U.S. Holder of Common Stock who wishes to claim the benefit of an applicable treaty rate would be required to satisfy applicable certification and other requirements. Certain certification and disclosure requirements must be complied with in order to be exempt from withholding under the effectively connected income exemption discussed above.

    A Non-U.S. Holder of Common Stock eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service (the "IRS").

GAIN ON DISPOSITION OF COMMON STOCK

    A Non-U.S. Holder will generally not be subject to United States federal income tax with respect to gain recognized on a sale or other disposition of Common Stock unless (i) the gain is effectively connected with a trade or business of the Non-U.S. Holder in the United States, (ii) in the case of a Non-U.S. Holder who is an individual and holds the Common Stock as a capital asset, such holder is present in the United States for 183 or more days in the taxable year of the sale or other disposition and certain other conditions are met, or (iii) the Company is or has been a "U.S. real property holding corporation" for United States federal income tax purposes.

    The Company is not and does not anticipate becoming a "U.S. real property holding corporation" for United States federal income tax purposes.

FEDERAL ESTATE TAX

    Common Stock held by an individual Non-U.S. Holder at the time of death will be included in such holder's gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

INFORMATION REPORTING AND BACKUP WITHHOLDING TAX

    The Company must report annually to the IRS and to each Non-U.S. Holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the Non-U.S. Holder resides under the provisions of an applicable income tax treaty.

    Backup withholding (which generally is a withholding tax imposed at the rate of 31% on certain payments to persons that fail to furnish certain information under the United States information reporting requirements) generally will not apply to dividends paid to a Non-U.S. Holder at an address outside the United States (unless the payer has knowledge that the payee is a U.S. person).

    Payment of the proceeds of a sale of Common Stock by or through a United States office of a broker is subject to both backup withholding and information reporting unless the beneficial owner certifies under penalties of perjury that it is a non-U.S. Holder, or otherwise establishes an exemption. In general, backup withholding and information reporting will not apply to a payment of the proceeds of a sale of Common Stock by or through a foreign office of a broker. If, however, such broker is, for United States federal income tax purposes a U.S. person, a controlled foreign corporation, or a foreign person that derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States, such payments will be subject to information reporting, but not backup withholding, unless(1) such broker has documentary evidence in its records that the beneficial owner is a Non-U.S. Holder and certain other conditions are met, or (2) the beneficial owner otherwise establishes an exemption.

    Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against such holder's U.S. federal income tax liability provided the required information is furnished to the IRS.

    The backup withholding and information reporting rules are currently under review by the Treasury Department and their application to the Common Stock could be changed by future regulations.

                                  UNDERWRITING

     The underwriters of the offering of the Common Stock in the United States and Canada named below (the "U.S. Underwriters") for whom Lehman Brothers Inc., Donaldson, Lufkin & Jenrette Securities Corporation, Oppenheimer & Co., Inc. Wertheim Schroder & Co. Incorporated and Robert W. Baird & Co. Incorporated are acting as representatives (the "Representatives"), have severally agreed, subject to the terms and conditions of the U.S. Underwriting Agreement (the form of which is filed as an exhibit to the Registration Statement of which this Prospectus forms a part) to purchase from the Selling Stockholders, and the Selling Stockholders have agreed to sell to each U.S. Underwriter, the aggregate number of shares of Common Stock set forth opposite their respective names below:

                                                                                    NUMBER
     U.S. UNDERWRITERS                                                             OF SHARES
- --------------------------------------------------------------------------------  -----------
Lehman Brothers Inc.............................................................
Donaldson, Lufkin & Jenrette Securities Corporation.............................
Oppenheimer & Co., Inc. ........................................................
Wertheim Schroder & Co. Incorporated............................................
Robert W. Baird & Co. Incorporated..............................................
                                                                                  -----------
     Total......................................................................
                                                                                  -----------
                                                                                  -----------

     The managers of the offering of Common Stock outside the United States and Canada (the "International Managers") for whom Lehman Brothers International (Europe), Donaldson, Lufkin & Jenrette Securities Corporation, Oppenheimer & Co., Inc., J. Henry Schroder Wagg & Co. Limited and Robert W. Baird & Co. Incorporated are acting as lead managers (the "Lead Managers") have severally agreed, subject to the terms and conditions of the International Underwriting Agreement (the form of which is filed as an exhibit to the Registration Statement) to purchase from the Selling Stockholders, and the Selling Stockholders have agreed to sell to each International Manager, the aggregate number of shares of Common Stock set forth opposite their respective names below:

                                                                                     NUMBER
     INTERNATIONAL MANAGERS                                                         OF SHARES
- ----------------------------------------------------------------------------------  ---------
Lehman Brothers International (Europe)............................................
Donaldson, Lufkin & Jenrette Securities Corporation...............................
Oppenheimer & Co., Inc............................................................
J. Henry Schroder Wagg & Co. Limited..............................................
Robert W. Baird & Co. Incorporated................................................
                                                                                    ---------
     Total........................................................................
                                                                                    ---------
                                                                                    ---------

     The U.S. Underwriting Agreement and the International Underwriting Agreement (collectively, the "Underwriting Agreements") provide that the obligations of the U.S. Underwriters and the International Managers to purchase shares of Common Stock are subject to certain conditions, and that if any of the foregoing shares are purchased by the U.S. Underwriters pursuant to the U.S. Underwriting Agreement or by the International Managers pursuant to the International Underwriting Agreement, all the shares of Common Stock agreed to be purchased by either the U.S. Underwriters or the International Managers, as the case may be, pursuant to their respective Underwriting Agreements must be so purchased. The offering price and underwriting discounts and commissions for the United States Offering and the International Offering are identical. The closing of the United States Offering is a condition to the closing of the International Offering.

     The Company and the Selling Stockholders have been advised that the U.S. Underwriters and International Managers propose to offer shares of Common Stock directly to the public at the public offering price set forth on the cover page of this Prospectus, and to certain selected dealers (who may include the U.S. Underwriters and International Managers) at such public offering price less a selling
concession not in excess of $            per share to certain brokers and
dealers. The selected dealers may reallow a concession not in excess of
$          per share to certain brokers and dealers. After the public offering, the public offering price, the concession to selected dealers and the reallowance may be changed by the Representatives and Lead Managers.

     Certain of the Selling Stockholders have granted to the U.S. Underwriters and the International Managers options to purchase up to an additional 419,498 and 104,875 shares of Common Stock, respectively, at the initial public offering price less the underwriting discounts and commissions shown on the cover page of this Prospectus, solely to cover over-allotments, if any. Either or both options may be exercised at any time up to 30 days after the date of this Prospectus. To the extent that the U.S. Underwriters or International Managers exercise such options, each of the U.S. Underwriters or International Managers, as the case may be, will be committed, subject to certain conditions, to purchase a number of option shares proportionate to such U.S. Underwriter's or International Manager's initial commitment.

     The U.S. Underwriters and the International Managers have entered into an Agreement Between U.S. Underwriters and International Managers pursuant to which each U.S. Underwriter has agreed that, as part of the distribution of the shares (plus any of the shares to cover over-allotments) of Common Stock offered in the United States Offering, (a) it is not purchasing any of such shares for the account of anyone other than a U.S. or Canadian Person (as defined below) and
(b) it has not offered or sold, and will not offer, sell, resell or deliver, directly or indirectly, any of such shares or distribute any prospectus relating to the United States Offering to anyone other than a U.S. or Canadian Person. In addition, pursuant to this same Agreement, each International Manager has agreed that, as part of the distribution of the shares plus any of the shares to cover over-allotments of Common Stock offered in the International Offering, (a) it is not purchasing any of such shares for the account of any U.S. or Canadian Person and (b) it has not offered or sold, and will not offer, sell, resell or deliver, directly or indirectly, any of such shares or distribute any prospectus relating to the International Offering to any U.S. or Canadian Person. The foregoing limitations do not apply to stabilization transactions or to certain other transactions specified in the Underwriting Agreements and the Agreement Between U.S. Underwriters and International Managers, including: (i) certain purchases and sales between the U.S. Underwriters and the International Managers; (ii) certain offers, sales, resales, deliveries or distributions to or through investment advisors or other persons exercising investment discretion; (iii) purchases, offers or sales by a U.S. Underwriter who is also acting as an International Manager or by an International Manager who is also acting as a U.S. Underwriter; and (iv) other transactions specifically approved by the U.S. Underwriters and the International Managers. As used herein, "U.S. or Canadian Person" means any resident or citizen of the United States or Canada, any corporation or other entity created or organized in or under the laws of the United States or Canada or any estate or trust the income of which is subject to United States federal or Canadian income taxation regardless of the source of its income. The term "United States" means the United States of America (including the District of Columbia) and its territories, its possessions and other areas subject to its jurisdiction.

     Pursuant to the Agreement Between U.S. Underwriters and International Managers, sales may be made between the U.S. Underwriters and the International Managers of such number of shares of Common Stock as may be mutually agreed. The price of any shares so sold shall be the public offering price as then in effect for Common Stock being sold by the U.S. Underwriters and the International Managers, less the selling concession unless otherwise determined by mutual agreement. To the extent that there are sales between the U.S. Underwriters and the International Managers pursuant to the Agreement Between U.S. Underwriters and International Managers, the number of shares initially available for sale by the U.S. Underwriters or by the International Managers may be more or less than the amount specified on the cover page of this Prospectus.

     Each U.S. Underwriter and International Manager has represented and agreed that: (i) it has not offered or sold, and will not offer or sell, in the United Kingdom, by means of any document, any shares of Common Stock other than to persons whose ordinary business it is to buy or sell shares or debentures, whether as principal or agent (except under circumstances which do not constitute an offer to the public within the meaning of the Companies Act 1985);
(ii) it has complied and will comply with all applicable provisions of the Financial Services Act 1986 with respect to anything done by it in relation to the Common Stock in, from or otherwise involving the United Kingdom; and (iii) it has only issued or passed on, and will only issue or pass on to any person in the United Kingdom, any document received by it in connection with the issue of the Common Stock if that person is of a kind described in Article 9(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1988 or is a person to whom the document may otherwise be lawfully issued or passed on.

     The shares of Common Stock have not been registered under the Securities and Exchange Law of Japan and are not being offered and may not be offered or sold directly or indirectly in Japan or to residents of Japan, except pursuant to applicable Japanese laws and regulations.

     Purchasers of the shares offered pursuant to the Offerings may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase in addition to the offering price set forth on the cover page hereof.

     Certain of the U.S. Underwriters and International Managers have from time to time provided investment banking, financial advisory and other services to the Company, for which services such U.S. Underwriters and International Managers have received and will receive customary fees and commissions. Two officers of Lehman serve as directors of the Company and one such officer is an officer of the Company. Pursuant to contract, another director of the Company assists Lehman in managing its investment portfolio companies, including the Company.

     The Company and the Selling Stockholders have agreed to indemnify the U.S. Underwriters and the International Managers against certain liabilities, including liabilities under the Securities Act, or to contribute to payments that the U.S. Underwriters and the International Managers may be required to make in respect thereof.

     Prior to the Offerings, Lehman beneficially owned in the aggregate approximately 30% of the outstanding Common Stock on a fully diluted basis. Under Schedule E ("Schedule E") of the National Association of Securities Dealers, Inc. ("NASD") by-laws, Lehman Brothers Inc. and Lehman Brothers International Limited are affiliates of the Company. Therefore, the underwriting arrangements for the Offerings will comply with the applicable requirements of Schedule E to the By-laws of the NASD regarding an NASD member firm's participation in distributing its affiliate's securities.

     All proceeds from the sale of shares of Common Stock hereunder will be received by the Selling Stockholders.

                                 LEGAL MATTERS

     The legality of the shares of the Common Stock offered pursuant to the Offerings will be passed upon for the Company and the Selling Stockholders by Simpson Thacher & Bartlett (a partnership which includes professional corporations), New York, New York, and for the U.S. Underwriters and International Managers by Davis Polk & Wardwell, New York, New York.

                                    EXPERTS

     The audited consolidated financial statements and schedules of the Company and its subsidiaries included or incorporated by reference in this Prospectus have been audited by Arthur Andersen LLP, independent public accountants as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports. Reference is made to said reports, which include an explanatory paragraph with respect to the change in the methods of accounting for income taxes for the year ended March 31, 1993, and for postretirement benefits other than pensions for the year ended March 31, 1992, as discussed in Notes 6 and 11, respectively, to the audited consolidated financial statements as of March 31, 1994.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                        PAGE
                                                                                        ----

FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 1994 (UNAUDITED):
Consolidated Statement of Operations for the three and six months ended
  September 30, 1994 and 1993........................................................   F-2
Consolidated Statement of Financial Position as of September 30 and March 31, 1994...   F-3
Consolidated Statement of Cash Flows for the six months ended
  September 30, 1994 and 1993........................................................   F-4
Notes to Consolidated Financial Statements...........................................   F-5

FINANCIAL STATEMENTS AS OF MARCH 31, 1994:
Consolidated Statements of Operations for the years ended
  March 31, ]1994, 1993 and 1992.....................................................   F-8
Consolidated Statement of Financial Position as of March 31, 1994 and 1993...........   F-9
Consolidated Statement of Cash Flows for the years ended
  March 31, 1994, 1993 and 1992......................................................   F-10
Consolidated Statement of Shareholders' Equity for the years ended
  March 31, 1994, 1993 and 1992......................................................   F-11
Notes to Consolidated Financial Statements...........................................   F-12
Report of Independent Public Accountants.............................................   F-31

                    R.P. SCHERER CORPORATION AND SUBSIDIARY
                      CONSOLIDATED STATEMENT OF OPERATIONS

                                                    FOR THE THREE MONTHS     FOR THE SIX MONTHS
                                                    ENDED SEPTEMBER 30,     ENDED SEPTEMBER 30,
                                                    --------------------    --------------------
                                                      1994        1993        1994        1993
                                                    --------    --------    --------    --------
                                                       (IN THOUSANDS, EXCEPT PER SHARE DATA)
Net sales........................................   $121,312    $105,179    $254,250    $213,633
Cost of sales....................................     77,113      69,715     160,869     137,461
Selling and administrative expenses..............     16,815      14,402      34,343      28,734
Research and development expenses, net...........      4,591       3,104       8,982       6,212
                                                    --------    --------    --------    --------
Operating income.................................     22,793      17,958      50,056      41,226
Interest expense.................................      3,674       6,027       7,220      11,727
Interest earned and other........................       (293)       (364)       (702)       (954)
                                                    --------    --------    --------    --------
Income from continuing operations before income
taxes and minority interests.....................     19,412      12,295      43,538      30,453
Income taxes.....................................      6,890       3,602      15,430      10,050
Minority interests...............................      3,379       2,136       7,540       5,250
                                                    --------    --------    --------    --------
Net income.......................................   $  9,143    $  6,557    $ 20,568    $ 15,153
                                                    --------    --------    --------    --------
                                                    --------    --------    --------    --------

Per Common and Common Equivalent Share:
  Net income.....................................      $0.37       $0.27       $0.84       $0.63

Average number of common and common equivalent
shares...........................................     24,446      24,208      24,421      24,191

         The accompanying notes are an integral part of this statement.

                    R.P. SCHERER CORPORATION AND SUBSIDIARY
                  CONSOLIDATED STATEMENT OF FINANCIAL POSITION

                                                                        SEPTEMBER 30,    MARCH 31,
                                                                            1994           1994
                                                                        -------------    ---------
                                                                              (IN THOUSANDS)
                               ASSETS
CURRENT ASSETS:
  Cash and cash equivalents..........................................     $  22,281      $  16,576
  Short-term investments.............................................         4,412          6,041
  Receivables, less reserves of:
    September 30, 1994--$3.5 million; March 31, 1994--$2.9 million...        97,128         98,775
  Inventories........................................................        66,134         56,492
  Other current assets...............................................         6,592          5,260
                                                                        -------------    ---------
                                                                            196,547        183,144
                                                                        -------------    ---------
PROPERTY:
  Property, plant and equipment, at cost.............................       318,092        284,992
  Accumulated depreciation...........................................       (76,927)       (63,277)
                                                                        -------------    ---------
                                                                            241,165        221,715
                                                                        -------------    ---------
OTHER ASSETS:
  Intangibles, net of amortization...................................       189,754        188,396
  Deferred financing fees, net of amortization.......................         1,805          1,658
  Other assets.......................................................        17,003         18,501
                                                                        -------------    ---------
                                                                            208,562        208,555
                                                                        -------------    ---------
                                                                          $ 646,274      $ 613,414
                                                                        -------------    ---------
                                                                        -------------    ---------
                LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
  Notes payable and current portion of long-term debt................     $   4,545      $   3,936
  Accounts payable...................................................        36,111         52,086
  Accrued liabilities................................................        43,304         36,802
  Accrued income taxes...............................................         8,731          1,967
                                                                        -------------    ---------
                                                                             92,691         94,791
                                                                        -------------    ---------
LONG-TERM LIABILITIES AND OTHER:
  Long-term debt.....................................................       190,514        187,949
  Other long-term liabilities........................................        52,253         49,865
  Deferred income taxes..............................................        30,533         30,745
  Minority interests in subsidiaries.................................        36,206         35,354
                                                                        -------------    ---------
                                                                            309,506        303,913
                                                                        -------------    ---------
COMMITMENTS AND CONTINGENCIES (Note 4)

SHAREHOLDERS' EQUITY:
  Preferred stock, 500,000 shares authorized, none issued............       --              --
  Common stock, $.01 par value, 50,000,000 shares authorized, shares
issued: September 30, 1994--23,299,417; March 31, 1994--23,287,043...           233            233
  Additional paid-in capital.........................................       234,409        234,157
  Retained earnings (deficit)........................................        10,711         (9,857)
  Currency translation adjustment....................................        (1,276)        (9,823)
                                                                        -------------    ---------
                                                                            244,077        214,710
                                                                        -------------    ---------
                                                                          $ 646,274      $ 613,414
                                                                        -------------    ---------
                                                                        -------------    ---------

         The accompanying notes are an integral part of this statement.

                    R.P. SCHERER CORPORATION AND SUBSIDIARY
                      CONSOLIDATED STATEMENT OF CASH FLOWS

                                                                            FOR THE SIX MONTHS
                                                                             ENDED SEPTEMBER
                                                                                   30,
                                                                            ------------------
                                                                             1994       1993
                                                                            -------    -------
                                                                              (IN THOUSANDS)
OPERATING ACTIVITIES:
  Net income.............................................................   $20,568    $15,153
  Adjustments to reconcile net income to net cash provided by operating activities:
    Depreciation.........................................................    10,784      8,582
    Amortization of intangible assets....................................     2,892      2,383
    Amortization of deferred financing costs and debt discount...........       464        735
    Minority interests in net income.....................................     7,540      5,250
    Deferred tax provision and other.....................................      (142)    (1,192)
    (Increase) decrease in receivables...................................     5,613     (4,825)
    Increase in inventories and other current assets.....................    (6,931)    (3,613)
    Decrease in accounts payable and accrued expenses....................    (8,008)    (4,879)
                                                                            -------    -------
Net cash provided by operating activities................................    32,780     17,594
                                                                            -------    -------
INVESTING ACTIVITIES:
  Purchases of plant and equipment.......................................   (19,022)   (16,469)
  Acquisitions of businesses, net of cash acquired (Note 5)..............     --       (33,761)
  Proceeds from sales of plant and equipment.............................       373        155
  Other..................................................................    (3,047)    (3,049)
                                                                            -------    -------
Net cash used by investing activities....................................   (21,696)   (53,124)
                                                                            -------    -------
FINANCING ACTIVITIES:
  Proceeds from long-term borrowings.....................................    45,259     44,150
  Long-term debt retirements and payments................................   (45,486)   (10,389)
  Short-term borrowings, net.............................................       915       (240)
  Cash dividends paid to minority shareholders of subsidiaries...........    (7,073)    (1,203)
                                                                            -------    -------
Net cash provided (used) by financing activities.........................    (6,385)    32,318
                                                                            -------    -------
Effect of currency translation on cash and cash equivalents..............     1,006       (160)
                                                                            -------    -------
Net increase (decrease) in cash and cash equivalents.....................     5,705     (3,372)
Cash and cash equivalents, beginning of period...........................    16,576     30,389
                                                                            -------    -------
Cash and cash equivalents, end of period.................................   $22,281    $27,017
                                                                            -------    -------
                                                                            -------    -------

         The accompanying notes are an integral part of this statement.

                    R.P. SCHERER CORPORATION AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. BASIS OF PRESENTATION

    The accompanying unaudited consolidated financial statements include the accounts of R.P. Scherer Corporation (the "Company"), a Delaware corporation, and its wholly-owned subsidiary, R.P. Scherer International Corporation ("Scherer International"). The Company's only operating asset is the common stock of Scherer International. In the opinion of management, the accompanying unaudited consolidated financial statements include all adjustments (consisting only of normal recurring items) necessary for the fair presentation of financial position and results of operations. These consolidated financial statements and related notes have been prepared pursuant to the Rules and Regulations set forth by the Securities and Exchange Commission and should be read in conjunction with the financial statements and notes included in the Company's Annual Report on Form 10-K for the year ended March 31, 1994, as filed with the Securities and Exchange Commission. Certain items in the prior years' financial statements have been reclassified to conform with the current year presentation.

2. INCOME TAXES

    The Company records income tax expense for interim periods based on an estimated consolidated effective income tax rate for the fiscal year. The effective income tax rate in 1994 is higher than the U.S. Federal income tax rate due to higher foreign income tax rates and goodwill amortization not deductible for income tax purposes. For 1993, the effective rate is lower than the U.S. Federal income tax rate primarily due to the recognition of foreign income tax credits generated in the current year for U.S. tax purposes, offset by goodwill amortization not deductible for income tax purposes.

3. INVENTORIES

    The components of inventories are as follows:

                                                       SEPTEMBER 30,    MARCH 31,
                                                           1994           1994
                                                       -------------    ---------
                                                             (IN THOUSANDS)
Raw materials and supplies..........................      $35,146        $26,760
Work in process.....................................       11,593         10,289
Finished goods......................................       19,395         19,443
                                                       -------------    ---------
                                                          $66,134        $56,492
                                                       -------------    ---------
                                                       -------------    ---------

4. CONTINGENCIES

    Three separate actions, which sought damages for, among other things, alleged violations of state securities laws, fraud, misrepresentation, breach of contract, conversion and negligence in connection with the 1986 private placement sale of limited partnership interests and warrants of Paco Development Partners II, a research and development partnership of which a former subsidiary of the Company serves as general partner, have been settled in a class action settlement. These actions include two New Jersey State court actions which were consolidated (Nelson v. Dean Witter Reynolds, Inc., and Barrios et al. v. Paco Pharmaceutical Services, Inc., et al.) and a New Jersey federal court action (Nelson v. Ian Ferrier). The Company recognized during the fourth quarter of fiscal 1994 a special charge of approximately $3.2 million representing the anticipated amount of all settlement-related costs in excess of previously provided reserves.

                    R.P. SCHERER CORPORATION AND SUBSIDIARY
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

4. CONTINGENCIES--(CONTINUED)
    On March 30, 1992, OCAP Acquisition Corp. ("OCAP") commenced an action in the Supreme Court of the State of New York, County of New York, against Paco, certain of its subsidiaries, the Company and Scherer International (collectively, the "defendants"), arising out of the termination of an Asset Purchase Agreement dated February 21, 1992 (the "Purchase Agreement") between OCAP and the defendants providing for the purchase of substantially all the assets of Paco. On May 15, 1992, OCAP served an amended verified complaint (the "Amended Complaint"), asserting causes of action for breach of contract and breach of the implied covenant of good faith and fair dealing, arising out of defendants' March 25, 1992 termination of the Purchase Agreement, as well as two additional causes of action that were subsequently dismissed by order of the court. The Amended Complaint seeks $75 million in actual damages, $100 million in punitive damages, as well as OCAP's attorney fees and other litigation expenses, costs and disbursements incurred in bringing this action. Pre-trial discovery with respect to the action is presently under way. Based upon the investigation conducted by the Company to date, the Company believes that this action lacks merit and intends to defend against it vigorously. In the opinion of management, the ultimate outcome of this litigation will not have a material adverse effect on the Company's business or financial condition.

    The Company was informed in August 1992 that soil at a manufacturing facility in North Carolina owned and operated by the Company from 1975 to 1985 contained levels of tetrachlorethene and other substances which exceeded environmental standards. The Company voluntarily initiated a remedial investigation, and initial remedial and removal actions have been completed by the Company and the current owner of the facility for the known soil contamination at such site. The Company continues to perform additional studies and remediation of the area, including testing and removal of groundwater, which may also indicate the necessity for additional remedial and removal actions. On the basis of the results of investigations performed to date, the Company does not believe that potential future costs associated with either the investigation or any potential remedial or removal action will ultimately have a materially adverse impact on the Company's business or financial condition.

    The Company is a party to various other legal proceedings arising in the ordinary course of business, none of which is expected to have a material adverse effect on the Company's financial position, results of operations, liquidity or capital resources.

5. BUSINESS ACQUISITION

    On July 1, 1993, the Company acquired all outstanding capital stock of Pharmagel S.p.A. (Italy) and Pharmagel S.A. (France) (jointly "Pharmagel"), a manufacturer of softgels which had been privately held. The Company accounted for the acquisition as a purchase for financial reporting purposes, and has included the net assets and results of operations of Pharmagel in the Company's consolidated financial statements beginning July 1, 1993. The aggregate purchase price, which approximated $30 million, was allocated to assets and liabilities based on their fair values as of the date of acquisition, as well as to a five year, $3.0 million non-compete agreement with the former owners of Pharmagel. The purchase was funded primarily by borrowings under the Company's bank credit facility, plus an additional amount payable to the sellers in installments through June 30, 1999, not to exceed $4.5 million plus interest.

                    R.P. SCHERER CORPORATION AND SUBSIDIARY
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

5. BUSINESS ACQUISITION--(CONTINUED)
    The allocation of the purchase price to the assets and liabilities of Pharmagel was based upon various valuations and studies. The adjustments to the historical net assets of Pharmagel are summarized as follows (amounts in thousands):

Historical net assets of Pharmagel at July 1, 1993...............   $ 5,242
Adjustments of assets and liabilities:
  Current assets.................................................      (675)
  Plant and equipment............................................     1,321
  Covenant not to compete........................................     3,000
  Goodwill.......................................................    27,200
  Current liabilities............................................    (3,764)
  Long-term liabilities..........................................    (2,324)
                                                                    -------
                                                                    $30,000
                                                                    -------
                                                                    -------

    The cost of the covenant not to compete is being amortized over the life of the agreement. Goodwill is being amortized on a straight-line basis over forty years.

    The following unaudited pro forma summary presents the consolidated results of operations of the Company and Pharmagel as if the acquisition had occurred at the beginning of the period presented after giving effect to certain adjustments, including amortization of goodwill, increased interest expense on acquisition borrowings, and related income tax effects. The pro forma information is not necessarily indicative of what would have occurred had the acquisition been made as of that date, and is not intended to be a projection of future results or trends.

                                                         FOR THE SIX MONTHS ENDED
                                                            SEPTEMBER 30, 1993
                                                         ------------------------
                                                          (IN THOUSANDS, EXCEPT
                                                            PER SHARE AMOUNTS)
Net sales.............................................           $220,770
Net income............................................           $ 15,006
Net income per share..................................           $   0.62

    As of September 1, 1993, the Company also acquired certain tangible and intangible assets of Gayoso Wellcome S.A., a softgel manufacturer in Spain, for a purchase price of approximately $9.5 million. Gayoso Wellcome's operations were not material in relation to the Company's consolidated financial statements, and pro forma information for this acquisition is therefore not presented.

                    R.P. SCHERER CORPORATION AND SUBSIDIARY
                      CONSOLIDATED STATEMENT OF OPERATIONS

                                                                FOR THE YEARS ENDED MARCH 31,
                                                               --------------------------------
                                                                 1994        1993        1992
                                                               --------    --------    --------
                                                               (IN THOUSANDS, EXCEPT PER SHARE
                                                                            DATA)
Net sales...................................................   $449,297    $398,011    $337,786
Cost of sales...............................................    287,389     242,108     201,991
Selling and administrative expenses.........................     61,427      56,413      50,305
Litigation settlement and other (Notes 2, 14)...............      4,478       --          --
Stock and other compensation expense (Note 4)...............      --          --         13,060
Research and development expenses, net......................     13,090      11,393       8,453
                                                               --------    --------    --------
Operating income............................................     82,913      88,097      63,977
Interest expense............................................     22,480      25,436      35,348
Interest earned and other...................................     (1,911)     (3,630)     (3,390)
                                                               --------    --------    --------
Income from continuing operations before income taxes,
minority interests, and extraordinary loss..................     62,344      66,291      32,019
Income taxes................................................     18,737      24,056      22,269
Minority interests..........................................     12,693      13,275      10,974
                                                               --------    --------    --------
Income (loss) from continuing operations before
  extraordinary loss and accounting change..................     30,914      28,960      (1,224)
Loss from discontinued operation, net of income taxes (Note
  5)........................................................      --           (647)    (16,538)
                                                               --------    --------    --------
Income (loss) before extraordinary loss and accounting
change......................................................     30,914      28,313     (17,762)
Extraordinary loss from debt extinguishments (Note 9).......    (15,820)     (8,392)     (2,067)
Cumulative effect of accounting change (Notes 6, 11)........      --            974      (4,917)
                                                               --------    --------    --------
Net income (loss)...........................................     15,094      20,895     (24,746)
Preferred stock dividends...................................      --          --          6,372
                                                               --------    --------    --------
Net income (loss) attributable to common shares (Note 4)....   $ 15,094    $ 20,895    $(31,118)
                                                               --------    --------    --------
                                                               --------    --------    --------
Per Common Share Data:
  Income (loss) from continuing operations..................   $   1.27    $   1.20    $  (0.50)
  Loss from discontinued operations.........................      --          (0.03)      (1.09)
  Extraordinary loss........................................      (0.65)      (0.35)      (0.14)
  Accounting change.........................................      --           0.04       (0.32)
                                                               --------    --------    --------
      Net income (loss) per common share (Note 4)...........   $   0.62    $   0.86    $  (2.05)
                                                               --------    --------    --------
                                                               --------    --------    --------

         The accompanying notes are an integral part of this statement.

                    R.P. SCHERER CORPORATION AND SUBSIDIARY
                  CONSOLIDATED STATEMENT OF FINANCIAL POSITION

                                                                            AS OF MARCH 31,
                                                                          --------------------
                                                                            1994        1993
                                                                          --------    --------
                                                                             (IN THOUSANDS)
                                ASSETS
CURRENT ASSETS:
  Cash and cash equivalents............................................   $ 16,576    $ 30,389
  Short-term investments...............................................      6,041       3,476
  Receivables, less reserves of: 1994 - $2,900,000; 1993 -
$2,300,000.............................................................     98,775      80,537
  Inventories..........................................................     56,492      48,310
  Other current assets.................................................      5,260       4,573
                                                                          --------    --------
                                                                           183,144     167,285
                                                                          --------    --------
PROPERTY:
  Property, plant and equipment, at cost...............................    284,992     243,538
  Accumulated depreciation.............................................    (63,277)    (48,987)
                                                                          --------    --------
                                                                           221,715     194,551
                                                                          --------    --------
OTHER ASSETS:
  Intangibles, net of amortization.....................................    188,396     155,595
  Deferred financing fees, net of amortization.........................      1,658       4,407
  Other assets.........................................................     18,501      10,346
                                                                          --------    --------
                                                                           208,555     170,348
                                                                          --------    --------
                                                                          $613,414    $532,184
                                                                          --------    --------
                                                                          --------    --------

                 LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
  Notes payable and current portion of long-term debt..................   $  3,936    $  2,465
  Accounts payable.....................................................     52,086      41,557
  Accrued liabilities..................................................     36,802      34,410
  Accrued income taxes.................................................      1,967       7,336
                                                                          --------    --------
                                                                            94,791      85,768
                                                                          --------    --------
LONG-TERM LIABILITIES AND OTHER:
  Long-term debt.......................................................    187,949     141,151
  Other long-term liabilities..........................................     49,865      38,812
  Deferred income taxes................................................     30,745      31,083
  Minority interests in subsidiaries...................................     35,354      32,369
                                                                          --------    --------
                                                                           303,913     243,415
                                                                          --------    --------
COMMITMENTS AND CONTINGENCIES (Note 14)

SHAREHOLDERS' EQUITY (Note 4):
  Preferred stock, 500,000 shares authorized, none issued (Note 2).....      --          --
  Common stock, $.01 par value, 50,000,000 shares authorized, shares
issued: 1994 - 23,287,043; 1993 - 23,261,436...........................        233         233
  Additional paid-in capital...........................................    234,157     233,511
  Retained deficit.....................................................     (9,857)    (24,951)
  Currency translation adjustment......................................     (9,823)     (5,792)
                                                                          --------    --------
                                                                           214,710     203,001
                                                                          --------    --------
                                                                          $613,414    $532,184
                                                                          --------    --------
                                                                          --------    --------

         The accompanying notes are an integral part of this statement.

                    R.P. SCHERER CORPORATION AND SUBSIDIARY
                      CONSOLIDATED STATEMENT OF CASH FLOWS

                                                                FOR THE YEARS ENDED MARCH 31,
                                                              ----------------------------------
                                                                1994         1993        1992
                                                              ---------    --------    ---------
                                                                        (IN THOUSANDS)
OPERATING ACTIVITIES:
  Net income (loss)........................................   $  15,094    $ 20,895    $ (24,746)
  Adjustments to reconcile net income (loss) to net cash
    provided by operating activities:
    Depreciation...........................................      17,121      16,530       13,629
    Amortization of intangible assets......................       5,519       4,325        4,304
    Amortization of deferred financing costs and debt
      discount.............................................       1,330       1,823        2,007
    Minority interests in net income.......................      12,693      13,275       10,974
    Deferred tax provision and other.......................       2,631       1,682        2,359
    Extraordinary loss from debt extinguishments (Note
9).........................................................      15,820       8,392        2,067
    Loss from discontinued operation (Note 5)..............      --             647       16,657
    Stock option and other compensation expense (Note 4)...      --           --          13,060
    Cumulative effect of accounting change.................      --            (974)       4,917
    Increase in receivables................................     (12,458)    (16,160)     (14,187)
    Increase in inventories and other current assets.......      (8,056)     (6,161)      (5,881)
    Increase (decrease) in accounts payable and accrued
expenses...................................................      (1,972)      1,699       11,374
                                                              ---------    --------    ---------
Net cash provided by operating activities..................      47,722      45,973       36,534
                                                              ---------    --------    ---------
INVESTING ACTIVITIES:
  Purchases of plant and equipment.........................     (39,503)    (33,192)     (20,947)
  Acquisition of businesses, net of cash acquired (Note
3).........................................................     (33,761)      --          --
  Proceeds from sales of plant and equipment...............       1,859         187          564
  Proceeds from disposition of subsidiary..................      --          28,047       --
  Other....................................................      (3,279)      1,221           85
                                                              ---------    --------    ---------
Net cash used by investing activities......................     (74,684)     (3,737)     (20,298)
                                                              ---------    --------    ---------
FINANCING ACTIVITIES:
  Proceeds from issuance of common stock...................      --           --         195,471
  Purchases of exchangeable preferred stock................      --           --         (58,686)
  Proceeds from issuance of 6 3/4% Senior Notes (Note 9)...      99,268       --          --
  Defeasance of 14% Senior Subordinated Debentures (Note
9).........................................................    (141,546)      --          --
  Proceeds from other long-term borrowings.................     109,788      34,609        9,082
  Other long-term debt retirements and payments............     (47,608)    (80,177)    (127,167)
  Short-term borrowings, net...............................         642        (726)     (11,897)
  Cash dividends paid to minority shareholders of
subsidiaries...............................................      (7,022)     (9,979)      (8,022)
                                                              ---------    --------    ---------
Net cash provided (used) by financing activities...........      13,522     (56,273)      (1,219)
                                                              ---------    --------    ---------
Effect of currency translation on cash and cash
equivalents................................................        (373)       (335)         317
                                                              ---------    --------    ---------
Net increase (decrease) in cash and cash equivalents.......     (13,813)    (14,372)      15,334
Cash and cash equivalents, beginning of period.............      30,389      44,761       29,427
                                                              ---------    --------    ---------
Cash and cash equivalents, end of period...................   $  16,576    $ 30,389    $  44,761
                                                              ---------    --------    ---------
                                                              ---------    --------    ---------

         The accompanying notes are an integral part of this statement.

                    R.P. SCHERER CORPORATION AND SUBSIDIARY
                 CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

                                                                FOR THE YEARS ENDED MARCH 31,
                                                               --------------------------------
                                                                 1994        1993        1992
                                                               --------    --------    --------
                                                                        (IN THOUSANDS)
COMMON STOCK (Note 4):
  Balance at beginning of period............................   $    233    $    232    $     20
  Stock split...............................................      --          --             69
  Issuance of common stock, including stock options
exercised...................................................      --              1         115
  Conversions of preferred stock............................      --          --             28
                                                               --------    --------    --------
      Balance at end of period..............................   $    233    $    233    $    232
                                                               --------    --------    --------
                                                               --------    --------    --------
SERIES B PREFERRED STOCK (Note 4):
  Balance at beginning of period............................      --          --       $ 40,858
  Conversions to common stock...............................      --          --        (40,858)
                                                               --------    --------    --------
      Balance at end of period..............................   $  --       $  --       $  --
                                                               --------    --------    --------
                                                               --------    --------    --------
ADDITIONAL PAID-IN CAPITAL (Note 4):
  Balance at beginning of period............................   $233,511    $232,935    $ 12,834
  Stock options exercised, net of related tax effects.......        140         576       --
  Issuance of common stock, net of expenses.................      --          --        194,123
  Stock split...............................................      --          --            (69)
  Conversions of preferred stock............................      --          --         49,830
  Compensation related to stock options.....................        506       --         12,343
  17% Senior cumulative exchangeable preferred stock:
    Stock redeemed..........................................      --          --        (29,754)
    Stock dividends.........................................      --          --         (5,336)
    Accretion...............................................      --          --         (1,036)
                                                               --------    --------    --------
      Balance at end of period..............................   $234,157    $233,511    $232,935
                                                               --------    --------    --------
                                                               --------    --------    --------
RETAINED DEFICIT:
  Balance at beginning of period............................   $(24,951)   $(45,846)   $(21,100)
  Net income (loss).........................................     15,094      20,895     (24,746)
                                                               --------    --------    --------
      Balance at end of period..............................   $ (9,857)   $(24,951)   $(45,846)
                                                               --------    --------    --------
                                                               --------    --------    --------
CURRENCY TRANSLATION ADJUSTMENT:
  Balance at beginning of period............................   $ (5,792)   $  4,313    $  2,970
  Adjustment for the period.................................     (4,031)    (10,105)      1,343
                                                               --------    --------    --------
      Balance at end of period..............................   $ (9,823)   $ (5,792)   $  4,313
                                                               --------    --------    --------
                                                               --------    --------    --------
TOTAL SHAREHOLDERS' EQUITY..................................   $214,710    $203,001    $191,634
                                                               --------    --------    --------
                                                               --------    --------    --------

         The accompanying notes are an integral part of this statement.

                    R.P. SCHERER CORPORATION AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. BASIS OF PRESENTATION

    The consolidated statement of financial position as of March 31, 1994 and 1993, and the consolidated statements of operations, shareholders' equity and cash flows for the years ended March 31, 1994, 1993, and 1992 include the accounts of R.P. Scherer Corporation (the "Company" and formerly RPS Corporation), a Delaware corporation, and its wholly-owned subsidiary, R.P. Scherer International Corporation ("Scherer International" and formerly R.P. Scherer Corporation). The Company's only operating asset is the common stock of Scherer International.

2. ACCOUNTING POLICIES

    The following is a summary of significant accounting policies followed by the Company in preparing the consolidated financial statements.

Principles of Consolidation

    The consolidated financial statements include the accounts of the Company and all of its direct and indirect domestic and foreign subsidiaries, some of which are less than wholly-owned. All intercompany accounts and transactions have been eliminated.

Revenue Recognition and Concentration of Credit Risk

    Revenues from sales of the Company's products to its customers are recognized primarily upon shipment of such products. The majority of the Company's customers are concentrated in the pharmaceutical, health and nutritional, and cosmetic markets.

Translation of Foreign Currencies

    With the exception of operations in highly inflationary economies, which are measured in U.S. dollars, the financial position and the results of operations of the Company's foreign operations are measured using the local currencies of the countries in which they operate and are translated into U.S. dollars in conformity with Statement of Financial Accounting Standards No. 52, Foreign Currency Translation. Accordingly, the reported sales and net income of the Company's foreign subsidiaries are affected by changes in foreign currency exchange rates, and as compared to prior periods are reported at higher or lower amounts depending upon a weakening or strengthening of the U.S. dollar. Aggregate sales of operations in highly inflationary economies represented less than 5% of consolidated sales for each period presented in the consolidated statement of operations.

    Borrowings under any long-term foreign currency loans are used to hedge against declines in the value of net investments in certain foreign subsidiaries. The Company also periodically enters into foreign exchange contracts to hedge certain exposures related to foreign currency transactions, and does not engage in speculation. Gains and losses on the forward contracts are recognized concurrently with the gains or losses from the underlying transactions. At March 31, 1994, the Company was party to foreign currency forward exchange sales contracts of approximately $10.9 million (notional amount) denominated in European currencies. The contracts generally mature in less than one year and are intended to hedge various foreign currency commitments due from foreign subsidiaries. The Company is exposed to credit loss in the event of nonperformance by the counterparties of these agreements, but does not anticipate any such nonperformance.

    Foreign currency exchange and translation adjustments (reflecting primarily the translation of net assets at historical exchange rates for operations in highly inflationary economies) included in net income resulted in net decreases in income of $7.1 million, $3.5 million, and $1.4 million for the years ended March 31, 1994, 1993 and 1992, respectively.

                    R.P. SCHERER CORPORATION AND SUBSIDIARY
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

2. ACCOUNTING POLICIES--(CONTINUED)
Litigation Settlement and Other

    In the fourth quarter of fiscal year 1994, the Company recognized a pretax charge in the amount of $4.5 million as a result of the accrual of a potential settlement for pending Paco Development Partners II ("PDP II") litigation (see
Note 14 for discussion) and a decision made by the Company to relocate its Australian production operations. The Company has purchased a new facility in Australia, and recognized a charge to operations of approximately $1.3 million representing the anticipated costs of disposal related to the existing facility and land.

Cash and Cash Equivalents and Short-Term Investments

    The carrying value of cash and cash equivalents and short-term investments approximates fair value due to the short maturities of these instruments. For purposes of reporting cash flows, all highly liquid investments which are readily convertible to known amounts of cash and have an original maturity of three months or less when purchased are considered cash equivalents.

Inventories

    Inventories are stated at the lower of cost or market with cost determined on a first-in, first-out basis for substantially all inventories. Market is the lower of replacement cost or estimated net realizable value. Finished goods and work-in-process inventories include material, labor and manufacturing overhead costs. The components of inventories are as follows:

                                                            1994       1993
                                                           -------    -------
                                                             (IN THOUSANDS)
Raw materials and supplies..............................   $26,760    $23,881
Work in process.........................................    10,289      7,365
Finished goods..........................................    19,443     17,064
                                                           -------    -------
                                                           $56,492    $48,310
                                                           -------    -------
                                                           -------    -------

Property, Plant & Equipment

    Property, plant and equipment is recorded at cost and is depreciated over related estimated useful lives primarily using the straight-line method for financial reporting and accelerated methods for tax reporting. Maintenance and repair costs are expensed as incurred. Upon sale or retirement, property cost and related depreciation is eliminated, and resulting gains or losses are reflected in income. Interest cost capitalized as part of the construction cost of capital assets amounted to $0.9 million in fiscal 1994, and was not significant in fiscal 1993 and 1992. A summary of property follows:

                                                           1994        1993
                                                         --------    --------
                                                            (IN THOUSANDS)
Land and improvements.................................   $ 16,844    $ 16,932
Building and equipment................................     68,767      61,302
Machinery and equipment...............................    174,203     151,828
Construction in progress..............................     25,178      13,476
                                                         --------    --------
                                                         $284,992    $243,538
                                                         --------    --------
                                                         --------    --------

                    R.P. SCHERER CORPORATION AND SUBSIDIARY
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

2. ACCOUNTING POLICIES--(CONTINUED)
Intangibles and Deferred Financing Fees

    Intangibles include principally goodwill (consisting of purchase price and related acquisition costs in excess of the fair value of identifiable net assets of businesses acquired, primarily related to the acquisition of the Company in June 1989 and the acquisition of Pharmagel on July 1, 1993) as well as other intangible amortization of intangibles is $21.5 million and $15.9 million as of March 31, 1994 and 1993, respectively. Deferred financing fees are amortized over the life of the related obligations using the effective interest method. The accumulated amortization of deferred financing fees is $0.1 million and $9.7 million as of March 31, 1994 and 1993, respectively.

Research and Development Costs

    Costs incurred in connection with the development of new products and manufacturing methods are charged to income as incurred. Customer reimbursements in the amount of $2.9 million, $1.1 million and $3.1 million were received for the fiscal years ended March 31, 1994, 1993, and 1992, respectively. The amounts reflected in the consolidated statement of operations are net of such reimbursements.

Income Taxes

    Deferred U.S. and foreign income taxes are provided on earnings of subsidiary companies which are intended to be remitted to the parent company in the future, based on enacted tax laws and rates. Unremitted earnings on which deferred taxes have not been provided would, if remitted, be taxed at substantially reduced effective rates due to the utilization of available foreign tax credits.

Earnings Per Share

    The computation of earnings per share is based on net income or loss less preferred stock dividends and accretion between the fair value at the date of issuance and the stated value of preferred stock (Note 4) divided by the weighted average number of shares of common stock and dilutive common stock equivalents (consisting solely of stock options) outstanding of 24,387,791, 24,223,059 and 15,202,793 for the years ended March 31, 1994, 1993, and 1992.
For fiscal year 1992, such amounts are restated to give effect to a 4.35:1 stock split in October 1991 (Note 4). In addition, common stock equivalents were anti-dilutive for the 1992 fiscal year, and were therefore excluded from the computation.

Preferred Stock

    The Company is authorized to issue 500,000 shares of preferred stock in one or more series, and to fix as to any series the dividend rate, redemption prices, preferences in liquidation or dissolution, sinking fund terms, if any, conversion rights, voting rights and any other preference or special rights and qualifications. The issuance of preferred stock in certain circumstances may have the effect of delaying, deferring or preventing a change in control of the Company, may discourage bids for the Company's common stock at a premium over the market price of the common stock, and may adversely affect the market price of and other rights of the holders of common stock. The Company has no present plans to issue any shares of preferred stock.

Reclassifications

    Certain items in the prior years' financial statements and notes thereto have been reclassified to conform with the current year presentation.

                    R.P. SCHERER CORPORATION AND SUBSIDIARY
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

3. ACQUISITIONS

    On July 1, 1993, the Company acquired all outstanding capital stock of Pharmagel S.p.A. (Italy) and Pharmagel S.A. (France) (jointly "Pharmagel"), a manufacturer of softgels which had been privately held. The Company accounted for the acquisition as a purchase for financial reporting purposes, and has included the net assets and results of operations of Pharmagel in the Company's consolidated financial statements beginning July 1, 1993. The aggregate purchase price, which approximated $30 million, was allocated to assets and liabilities based on estimates of their fair values as of the date of acquisition, as well as to a $3.0 million non-compete agreement with the former owners of Pharmagel. The purchase was funded primarily by borrowings under the Company's bank credit facility, plus an additional amount payable to the sellers during the next six years not to exceed $4.5 million plus interest. Approximately $28.2 million of estimated tangible assets were acquired, and approximately $24.4 million of estimated liabilities were assumed. The purchase price exceeded the preliminary estimated fair value of the net assets acquired by approximately $26.2 million, which is classified as goodwill in the accompanying statement of financial position and is being amortized on a straight-line basis over forty years. A final allocation of the purchase price will be determined during fiscal 1995 when appraisals and other studies are completed.

    The following unaudited pro forma summary presents the consolidated results of operations of the Company and Pharmagel as if the acquisition had occurred at the beginning of the periods presented after giving effect to certain adjustments, including amortization of goodwill, increased interest expense on acquisition borrowings, and related income tax effects. The pro forma information is not necessarily indicative of what would have occurred had the acquisition been made as of those dates, and is not intended to be a projection of future results or trends.

                                                          FOR THE YEAR ENDED
                                                              MARCH 31,
                                                         --------------------
                                                           1994        1993
                                                         --------    --------
                                                            (IN THOUSANDS,
                                                           EXCEPT PER SHARE
                                                               AMOUNTS)
Net sales.............................................   $456,434    $426,498
Income from continuing operations.....................     30,767      27,972
Net income............................................     14,947      19,907
Earnings per share from continuing operations.........       1.26        1.16
Net income per share..................................       0.61        0.82

    As of September 1, 1993, the Company also acquired certain tangible and intangible assets of Gayoso Wellcome S.A., a softgel manufacturer in Spain, for a purchase price of approximately $9.5 million. Gayoso Wellcome's operations are not material in relation to the Company's consolidated financial statements, and pro forma information for this acquisition is therefore not presented.

4. SALE OF COMMON STOCK AND RELATED TRANSACTIONS

October 1992 Offering

    In October 1992, the Company completed a secondary offering of 3.5 million shares of its common stock. The shares were sold by Shearson Lehman Brothers Holdings Inc. and certain affiliated merchant banking partnerships (collectively "Lehman"). The offering did not result in any additional shares outstanding of the Company's common stock, and the Company did not receive any proceeds from the

                    R.P. SCHERER CORPORATION AND SUBSIDIARY
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

4. SALE OF COMMON STOCK AND RELATED TRANSACTIONS--(CONTINUED) sale. Subsequent to completion of the offering, Lehman's beneficial ownership amounted to approximately 30% of common shares outstanding (see Note 13).

October 1991 Offering

    In October 1991, the Company completed a public sale of 11.5 million shares of its common stock, representing approximately 47% of the Company's common equity on a fully diluted basis. Net proceeds realized were approximately $195.5 million, of which approximately $124.0 million was used in October 1991 to repurchase long-term debt under the Company's former senior bank credit agreement and $58.7 million was used in November 1991 to redeem all outstanding shares of the Company's 17% Exchangeable Preferred Stock. Remaining funds were used for general corporate purposes. In connection with and upon consummation of the common stock sale, all shares of the Company's Series B and Series C preferred stocks were converted into common stock at the ratio of five (5) common shares for nine (9) preferred shares (based upon the ratio of the liquidation value of preferred shares to the initial public offering price) and previously existing common shares were converted at the ratio of 4.35:1.

    The Exchangeable Preferred Stock was reflected in the consolidated statement of shareholders' equity at fair value as of the date of issuance plus stock dividends and accretions computed using the effective interest rate method. The difference between the carrying value of the Exchangeable Preferred Stock and its redemption costs was reflected as a charge to additional paid-in capital. During calendar year 1992, the Securities and Exchange Commission staff implemented a policy which would have required the difference between the redemption price and carrying value of the Exchangeable Preferred Stock, amounting to $29.8 million, to be reflected as an increase to net loss attributable to common shares. If such policy had been applied in connection with the November 1991 redemption of Exchangeable Preferred Stock, net loss attributable to common shares for the year ended March 31, 1992 would have increased to $(60.9) million, or $(4.01) per common share, from the reported $(31.1) million, or $(2.05) per common share.

    Also in connection with the common stock sale, the vesting periods for certain management stock options were accelerated. Additionally, notes receivable aggregating $400,000 from certain officers were canceled upon completion of the common stock sale (Note 13). The year ended March 31, 1992 reflects a one-time $12.3 million non-cash charge for compensation expense relating to these items. The Company also recorded an extraordinary loss in the amount of $2.1 million for the year ended March 31, 1992 relating to the early retirement of the long-term debt, representing a write-off of unamortized deferred financing costs associated with the debt.

5. DISCONTINUED OPERATION

    In August 1991, the Company's Board of Directors reached a decision to dispose of Paco Pharmaceutical Services, Inc. ("Paco"), through an active program to sell the stock or substantially all assets of Paco. Accordingly, the operating results of Paco have been classified as discontinued operations in the accompanying consolidated financial statements and notes thereto for all years presented. During the fiscal year ended March 31, 1992, an estimated loss from disposal of $16.7 million, which represented a write-down of Paco's goodwill, was recorded by the Company. No income tax benefit was recorded during fiscal 1992, as its realization could not be assured.

    On August 26, 1992, Paco completed an initial public offering of its common stock as a result of which the Company's ownership of Paco's common stock was reduced to less than 1% of the outstanding

                    R.P. SCHERER CORPORATION AND SUBSIDIARY
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

5. DISCONTINUED OPERATION--(CONTINUED)
stock. In the offering, Paco sold 4,000,000 shares of its common stock for aggregate net proceeds of approximately $36.5 million. With the proceeds of such offering, Paco paid $28.0 million to the Company in connection with the satisfaction of an intercompany promissory note. In connection with the offering, the Company agreed to indemnify Paco for any liabilities and costs incurred subsequent to March 31, 1992, related to the litigation involving Paco specifically described in Note 14. In addition, the Company has indemnified Paco for any additional U. S. Federal and state income tax liabilities arising from the date of the Company's acquisition of Paco through the date of completion of the offering. The Company recorded an additional $0.6 million loss in connection with the final accounting for the disposition of Paco, representing the after-tax difference between net proceeds received and the Company's carrying value of Paco as of August 26, 1992.

    For the fiscal year beginning April 1, 1992 through August 26, 1992 (the "date of disposal"), Paco recognized net sales of $30.2 million, interest expense (allocated portion of consolidated interest expense based on debt attributable to Paco) of $1.1 million, income tax expense of $1.0 million, and no net income. For the fiscal year ended March 31, 1992, Paco recognized net sales of $69.9 million, interest expense (as derived above) of $4.0 million, income taxes of $0.5 million, and net income of $0.1 million.

    Net current assets of $3.2 million and net non-current assets of $25.5 million were disposed of through the sale of Paco. The consolidated statement of cash flows excludes Paco's net cash provided (used) of ($0.6) million and $0.8 million for the fiscal years ended March 31, 1993 and 1992, respectively.

6. INCOME TAXES

    Effective April 1, 1992, the Company adopted the provisions of Statement of Financial Accounting Standards No. 109 (SFAS 109), Accounting for Income Taxes. SFAS 109 requires that deferred income taxes reflect the tax consequences on future years of differences between the tax bases of assets and liabilities and the financial reporting amounts. Prior to fiscal year 1992, provisions were made for deferred income taxes where differences existed between the time that transactions affected taxable income and the time that these transactions entered into the determination of income for financial reporting purposes. As of April 1, 1992, the Company recorded income of approximately $1.0 million, or $0.04 per share, which represented the net decrease in deferred tax liabilities resulting from the adoption of SFAS 109. Such amount was reflected in the consolidated statement of operations as the cumulative effect of an accounting change. Prior years' financial statements have not been restated to apply the provisions of SFAS 109.

    A summary of income (loss) from continuing operations before income taxes, minority interests and extraordinary items is as follows:

                                                                 FOR THE YEARS ENDED MARCH 31,
                                                                 ------------------------------
                                                                  1994       1993        1992
                                                                 -------    -------    --------
                                                                         (IN THOUSANDS)
Income (loss) from continuing operations before income taxes, minority interest and extraordinary items:
  United States...............................................   $ 1,505    $ 3,194    $(26,408)
  Foreign.....................................................    60,839     63,097      58,427
                                                                 -------    -------    --------
                                                                 $62,344    $66,291    $ 32,019
                                                                 -------    -------    --------
                                                                 -------    -------    --------

                    R.P. SCHERER CORPORATION AND SUBSIDIARY
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

6. INCOME TAXES--(CONTINUED)
    Such income is exclusive of various intercorporate income/expense items, such as royalties, interest, dividends and similar items, which are taxable/deductible in the respective locations. Therefore, the relationship of domestic and foreign taxes to reported domestic and foreign income is not representative of actual tax rates.

                                                                  FOR THE YEARS ENDED MARCH 31,
                                                                  -----------------------------
                                                                   1994       1993       1992
                                                                  -------    -------    -------
                                                                         (IN THOUSANDS)
Provision (credit) for currently payable income taxes:
  United States................................................   $ 1,120    $ 1,570    $  (127)
  Foreign......................................................    17,453     21,442     20,924
                                                                  -------    -------    -------
                                                                   18,573     23,012     20,797
                                                                  -------    -------    -------
Provision (credit) for deferred income taxes:
  United States................................................       (21)      (125)     --
  Foreign......................................................       185      1,169      1,472
                                                                  -------    -------    -------
                                                                      164      1,044      1,472
                                                                  -------    -------    -------
      Total taxes..............................................   $18,737    $24,056    $22,269
                                                                  -------    -------    -------
                                                                  -------    -------    -------

    The deferred tax provision for fiscal year 1994 includes a credit of $1.7 million from net reductions in enacted statutory tax rates in certain countries, as well as a $0.8 million charge resulting from an increase in deferred tax valuation allowances during the period. The deferred tax provision for fiscal year 1993 includes a charge of $4.5 million resulting from increases in deferred tax valuation allowances during the period. In fiscal year 1992, the primary sources and tax effects of the deferred tax timing differences were depreciation and property retirements ($1.2 million) and interest ($0.3 million).

    The components of deferred taxes as of March 31, 1994 and 1993 are as follows:

                                                          1994                            1993
                                              ----------------------------    ----------------------------
                                              DEFERRED TAX    DEFERRED TAX    DEFERRED TAX    DEFERRED TAX
                                                 ASSETS       LIABILITIES        ASSETS       LIABILITIES
                                              ------------    ------------    ------------    ------------
                                                                     (IN THOUSANDS)
Property, plant and equipment..............     $    852        $ 35,974        $ --            $ 35,611
Foreign tax credit carryforwards...........        9,050          --              10,542          --
Capital loss carryforwards.................        6,379          --               5,953          --
Pensions and other postretirement
benefits...................................        5,782           1,299           5,501           1,500
Stock options..............................        3,665          --               3,679          --
Defeasance of debt (Note 9)................        4,758          --              --              --
Miscellaneous other........................        8,678             790           6,168             702
                                              ------------    ------------    ------------    ------------
      Subtotal.............................       39,164          38,063          31,843          37,813
Valuation allowances.......................      (25,390)         --             (23,777)         --
                                              ------------    ------------    ------------    ------------
      Total deferred taxes.................     $ 13,774        $ 38,063        $  8,066        $ 37,813
                                              ------------    ------------    ------------    ------------
                                              ------------    ------------    ------------    ------------

    At March 31, 1994, net current future tax benefits of $1.8 million were included in other current assets, while $0.1 million of net current deferred tax liabilities were included in accrued liabilities in the accompanying consolidated statement of financial position. In addition, $4.8 million of net long-term future tax benefits were included in other assets, and $30.7 million of net long-term deferred tax

                    R.P. SCHERER CORPORATION AND SUBSIDIARY
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

6. INCOME TAXES--(CONTINUED)
liabilities are reflected in that statement. At March 31, 1993, net current future tax benefits of $1.5 million were included in other current assets, while $0.1 million of net current deferred tax liabilities were included in accrued liabilities in the accompanying consolidated statement of financial position. In addition, $31.1 million of net long-term deferred tax liabilities are included in deferred income taxes in that statement.

    The difference between consolidated income taxes as computed at the United States statutory rate and as reported in the consolidated statement of operations is summarized as follows:

                                                                  FOR THE YEARS ENDED MARCH 31,
                                                                  -----------------------------
                                                                   1994       1993       1992
                                                                  -------    -------    -------
                                                                         (IN THOUSANDS)
United States statutory tax....................................   $21,820    $22,539    $10,886
Increases (reductions) in taxes due to:
  Difference in effective foreign tax rates....................    (2,467)     1,590      4,840
  Foreign tax credit carryforwards (utilized) generated........    (1,803)     2,388      --
  Stock option compensation....................................       115        124      4,290
  Domestic losses..............................................     --         --           799
  Goodwill amortization........................................     1,490      1,252      1,291
  Translation losses...........................................      (595)    (1,752)       407
  Changes in valuation allowances and other items, net.........       177     (2,085)      (244)
                                                                  -------    -------    -------
      Consolidated income taxes................................   $18,737    $24,056    $22,269
                                                                  -------    -------    -------
                                                                  -------    -------    -------

    The capital loss carryforwards noted above expire in 1998. The foreign tax credit carryforwards noted above expire through 1998. At March 31, 1994, foreign earnings of approximately $69.7 million have been retained indefinitely by subsidiaries for reinvestment, and accordingly no provision is made for income taxes that would be payable upon the distribution of such earnings. It is not practicable to determine the amount of the related unrecognized deferred income tax liability, if any.

    The Company's U.S., Australian, and certain German income tax returns are undergoing routine reviews encompassing several fiscal years. Various open issues involving the U.S. tax returns are awaiting final resolution with the Internal Revenue Service, however, the Company believes that the impact of the resolution of such issues will not be material to its financial position. While the Company has not received any formal notification from either the Australian or German tax authorities, preliminary communications indicate the Company's positions on deductibility of certain expenses may be challenged. Based upon review of these issues by management and legal and tax advisors, the Company does not believe the ultimate outcome of these matters will have a material adverse impact on its business or financial position.

    Income tax payments, net of refunds, were $18.9 million, $22.5 million and $12.3 million for the years ended March 31, 1994, 1993 and 1992.

                    R.P. SCHERER CORPORATION AND SUBSIDIARY
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

7. ACCRUED AND OTHER LONG-TERM LIABILITIES

    Accrued and other long-term liabilities consist of the following as of March 31, 1994 and 1993:

                                                                             1994       1993
                                                                            -------    -------
                                                                              (IN THOUSANDS)
Accrued Liabilities:
  Salaries, wages and bonuses............................................   $11,606    $ 8,994
  Interest...............................................................     1,695      7,780
  Other..................................................................    23,501     17,636
                                                                            -------    -------
                                                                            $36,802    $34,410
                                                                            -------    -------
                                                                            -------    -------
Other Long-Term Liabilities:
  Pension and welfare benefits (Note 11).................................   $28,808    $27,836
  Postretirement benefits (Note 11)......................................     5,968      5,534
  Other..................................................................    15,089      5,442
                                                                            -------    -------
                                                                            $49,865    $38,812
                                                                            -------    -------
                                                                            -------    -------

8. SHORT-TERM BORROWINGS AND LINES OF CREDIT

    The Company has short-term line of credit arrangements with foreign banking institutions whereunder, at March 31, 1994, the Company and its subsidiaries may borrow up to approximately $15.5 million subject to limitations imposed by the bank credit facility (Note 9). There are no compensating balance requirements related to these lines of credit. The total indebtedness outstanding under such arrangements was $2.6 million and $1.1 million at March 31, 1994 and 1993, respectively.

    Short-term borrowings, based on the amounts outstanding at the end of each month, were as follows:

                                                                         AS OF MARCH 31,
                                                                   ---------------------------
                                                                    1994      1993      1992
                                                                   ------    ------    -------
                                                                         (IN THOUSANDS)
Maximum amount outstanding......................................   $2,607    $1,551    $10,374
Average amount outstanding......................................    2,052     1,163      5,212
Weighted average interest rate during the year..................      9.0%      7.9%      10.3%
Weighted average interest rate at March 31......................      8.5%      7.5%       9.3%

                    R.P. SCHERER CORPORATION AND SUBSIDIARY
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

9. LONG-TERM DEBT

    Long-term debt consists of the following as of March 31, 1994 and 1993:

                                                           1994        1993
                                                         --------    --------
                                                            (IN THOUSANDS)
Senior notes (net of discount of $723 in 1994)........   $ 99,277    $  --
Borrowings under bank credit agreement................     65,842       2,270
Senior subordinated debentures (net of discount of
  $5,482 in 1993).....................................      --        119,656
Capitalized lease obligations (Note 10)...............      1,398      10,485
Industrial development revenue bonds..................     10,922       8,561
Other.................................................     11,838       1,536
                                                         --------    --------
                                                          189,277     142,508
Less--current portion.................................     (1,328)     (1,357)
                                                         --------    --------
                                                         $187,949    $141,151
                                                         --------    --------
                                                         --------    --------

    In January 1994, Scherer International completed a public offering of $100 million aggregate principal amount of its 6 3/4% Senior Notes ("Senior Notes") due February 1, 2004 ("Offering"). The Senior Notes are noncallable and are unsecured obligations, ranking pari passu with all other unsecured and senior indebtedness of Scherer International. Interest on the Senior Notes is payable February 1 and August 1, commencing August 1, 1994. The indenture under which the Senior Notes were issued contains certain covenants which, among other things, limit the ability of the Company and its subsidiaries to incur liens, to enter into sale and lease-back transactions, to engage in certain transactions with affiliates, and to merge or consolidate with, or transfer all or substantially all, of its assets to another person. The proceeds of the Offering to the Company were $99.3 million.

    On January 28, 1994, with the net proceeds from the Offering and additional proceeds from borrowings under the Company's bank credit facility, the Company defeased its 14% Senior Subordinated Debentures ("Subordinated Debentures"), which have an outstanding principal amount of $125.1 million. The Company deposited into an irrevocable trust account for the benefit of the holders of the Subordinated Debentures an amount of United States government obligations sufficient to pay, with respect to the Subordinated Debentures, all interest thereon through the November 1, 1994 call date ("Call Date"), the call premium thereon and the outstanding principal thereof when due upon redemption ("Defeasance"). The Company remains obligated to pay interest and principal on the Subordinated Debentures when due but, subject to certain exceptions, is no longer subject to the terms, agreements and covenants related to the Subordinated Debentures.

    As a result of the Defeasance, the Company recognized an extraordinary loss of $15.5 million ($0.64 per share) in the quarter ended December 31, 1993, reflecting the estimated after-tax difference between the recorded value of the Subordinated Debentures and their face value, the call premium, the prepayment of net interest through the Call Date, and the write-off of unamortized deferred financing costs related to the Subordinated Debentures. The Company also recognized future tax benefits of approximately $4.8 million related to the Defeasance.

    In March 1994, the Company entered into a new bank credit facility as a replacement for the Company's previous bank credit agreement. The new credit facility allows for revolving credit borrowings up to an aggregate of $175.0 million, in various currencies, and expires April 1, 1999. Interest is payable quarterly at LIBOR plus .675% currently, with further reductions possible based on certain financial performance criteria, or at the bank's prime rate. Unused borrowing availability is subject to

                    R.P. SCHERER CORPORATION AND SUBSIDIARY
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

9. LONG-TERM DEBT--(CONTINUED)
annual commitment fees of . Borrowings under this agreement are unsecured, and rank pari passu with all other unsecured and senior indebtedness of Scherer International. In connection with the new credit facility, the Company recognized a $0.3 million extraordinary loss, reflecting the write-off of unamortized deferred financing costs related to the former credit agreement, net of $0.1 million tax effects.

    The bank credit facility requires the Company to satisfy various annual and quarterly financial tests, including maintenance on a consolidated basis of a specified minimum or maximum current level of tangible net worth and cash flow coverage, leverage, and fixed charge ratios. The agreement also restricts the Company's ability to incur additional indebtedness or liens, make investments and loans, dispose of assets, or engage in certain business combinations, and limits the ability of the Company to pay dividends. The indenture under which the Senior Notes were issued also restricts the Company's ability to incur additional liens, enter into sale-leaseback transactions, engage in certain transactions with affiliates, and engage in certain business combinations. As of March 31, 1994, the Company does not currently have plans to declare or pay any cash dividends.

    The Company has variable interest rate industrial development revenue bonds aggregating $10.9 million due through fiscal years ending in 2015. The interest rates in effect at March 31, 1994, ranged from 4.6% to 4.8%.

    The annual maturities of long-term debt, excluding amounts payable under capitalized lease obligations, for the five succeeding fiscal years are:
1995--$1.3 million; 1996--$1.3 million; 1997--$2.1 million; 1998--$0.8 million;
and 1999--$0.6 million. Interest paid was $28.1 million, $23.7 million, and $45.0 million for the years ended March 31, 1994, 1993, and 1992, respectively.

    The fair value of the Senior Notes, estimated based on quoted market prices as of March 31, 1994, was approximately $88.5 million. Fair values of other long-term debt, determined based on interest rates that are currently available to the Company for similar types of borrowings, approximate carrying value.

                    R.P. SCHERER CORPORATION AND SUBSIDIARY
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

10. LEASES

    Total rental expense under operating leases was $7.1 million, $7.6 million, and $7.5 million for the years ended March 31, 1994, 1993, and 1992, respectively. The present value of capitalized lease obligations is classified as long-term debt and the related assets are classified as land, buildings and equipment. As of March 31, 1994, the minimum rental commitments under long-term operating and capitalized leases are as follows:

                                                           CAPITAL     OPERATING
                                                            LEASES      LEASES
                                                           --------    ---------
                                                              (IN THOUSANDS)
1995....................................................   $    229     $ 6,019
1996....................................................        174       5,913
1997....................................................        174       5,606
1998....................................................        174       5,109
1999....................................................        174       4,890
2000 and thereafter.....................................      1,529      36,145
                                                           --------    ---------
                                                              2,454     $63,682
                                                                       ---------
                                                                       ---------
Less--amount representing interest......................     (1,056)
                                                           --------
Present value of net minimum lease payments.............   $  1,398
                                                           --------
                                                           --------

11. PENSIONS AND OTHER POSTRETIREMENT BENEFITS

Pensions

    The Company has several pension plans covering substantially all salaried and hourly employees. In general, the Company's domestic plans provide defined pension benefits based on years of service and the level of compensation. Foreign subsidiaries provide for pension benefits in accordance with local customs or law. The Company funds its pension plans at amounts required by the applicable regulations. Pension expense included the following:

                                                                     FOR THE YEARS ENDED MARCH
                                                                                31,
                                                                    ----------------------------
                                                                     1994      1993       1992
                                                                    ------    -------    -------
                                                                           (IN THOUSANDS)
Service cost of benefits earned during year......................   $3,255    $ 2,474    $ 1,965
Interest cost on projected benefit obligation....................    4,191      3,665      3,217
Actual return on plan assets.....................................   (3,602)    (2,633)    (2,475)
Net amortization and deferral....................................      774        705        338
                                                                    ------    -------    -------
                                                                    $4,618    $ 4,211    $ 3,045
                                                                    ------    -------    -------
                                                                    ------    -------    -------

                    R.P. SCHERER CORPORATION AND SUBSIDIARY
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

11. PENSIONS AND OTHER POSTRETIREMENT BENEFITS--(CONTINUED)
    The following table shows the status of the various plans and amounts included in the Company's consolidated statement of financial position as of March 31, 1994 and 1993:

                                                    1994                                1993
                                      --------------------------------    --------------------------------
                                       PLANS WHOSE       PLANS WHOSE       PLANS WHOSE       PLANS WHOSE
                                      ASSETS EXCEED      ACCUMULATED      ASSETS EXCEED      ACCUMULATED
                                       ACCUMULATED         BENEFITS        ACCUMULATED         BENEFITS
                                         BENEFITS       EXCEED ASSETS        BENEFITS       EXCEED ASSETS
                                      --------------    --------------    --------------    --------------
                                                                 (IN THOUSANDS)
Actuarial present value of:
  Vested benefit obligation........      $  4,723          $ 41,507          $  4,479          $ 31,865
  Non-vested benefit obligation....           293             4,331               122             4,509
                                          -------       --------------        -------       --------------
    Accumulated benefit
obligation.........................         5,016            45,838             4,601            36,374
Effects of anticipated future
compensation increases.............           987             8,228             1,168             7,350
                                          -------       --------------        -------       --------------
    Projected benefit obligation...         6,003            54,066             5,769            43,724
Plan assets at fair value..........         9,504            18,576             8,660            12,773
                                          -------       --------------        -------       --------------
    Projected benefit obligation in
      excess of (less than) plan
assets.............................        (3,501)           35,490            (2,891)           30,951
Unamortized net gain (loss)........            44            (5,794)             (858)           (2,576)
Unrecognized prior service cost....          (152)             (386)             (180)             (430)
                                          -------       --------------        -------       --------------
Accrued pension (asset) liability
  recorded in the consolidated
statement of financial position....      $ (3,609)         $ 29,310          $ (3,929)         $ 27,945
                                          -------       --------------        -------       --------------
                                          -------       --------------        -------       --------------

    Plan assets consist primarily of annuities, marketable securities and mortgage notes receivable.

    The average of the assumptions used as of March 31, 1994, 1993 and 1992 in determining the pension expense and benefit obligation information shown above were as follows:

                                                            1994    1993    1992
                                                            ----    ----    ----
Discount rate............................................   7.4 %   8.0 %    8.4%
Rate of compensation increase............................   5.0     5.0      5.0
Long-term rate of return on plan assets..................   9.9     9.9     10.5

Postretirement and Other Benefits

    In fiscal year 1992, the Company adopted Statement of Financial Accounting Standards No. 106, Employers' Accounting for Postretirement Benefits Other Than Pensions ("SFAS 106") effective as of April 1, 1991. SFAS 106 requires that the expected cost of postretirement benefits be charged to expense during the years that eligible employees render service. Upon adoption of SFAS 106, the Company charged the cumulative effect of the unfunded obligation of $4.9 million against earnings during 1992.

                    R.P. SCHERER CORPORATION AND SUBSIDIARY
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

11. PENSIONS AND OTHER POSTRETIREMENT BENEFITS--(CONTINUED)
    The following table reconciles the status of the accrued postretirement liability as of March 31 (based on January 1 measurement dates):

                                                              1994      1993
                                                             ------    ------
                                                              (IN THOUSANDS)
Accumulated postretirement benefit obligation:
  Retirees................................................   $2,940    $4,408
  Active employees........................................    1,171       910
                                                             ------    ------
Accumulated postretirement benefit obligation in excess of
plan assets...............................................    4,111     5,318
Unrecognized net gain (loss)..............................    2,057       416
                                                             ------    ------
Accrued postretirement benefit liability (including $200
  in current liabilities).................................   $6,168    $5,734
                                                             ------    ------
                                                             ------    ------

    Net postretirement benefits cost for the years ended March 31, 1994, 1993 and 1992 included:

                                                          1994    1993    1992
                                                          ----    ----    ----
                                                             (IN THOUSANDS)
Service cost...........................................   $173    $129    $ 96
Interest cost on accumulated postretirement benefit
obligation.............................................    441     468     447
                                                          ----    ----    ----
Net postretirement benefit cost........................   $614    $597    $543
                                                          ----    ----    ----
                                                          ----    ----    ----

    For measurement purposes, an 11% annual rate of increase in the per capita costs of covered health care claims was assumed for 1994, and 12% for 1993 and 1992. The rate was assumed to decrease by 1% in fiscal 1995 and each year thereafter to a rate of 6% beyond 1999. The health care cost trend rate assumption has a significant effect on the amounts reported. To illustrate, increasing the assumed health care cost trend rates by one percentage point in each year would increase the accumulated postretirement benefit obligation as of the measurement date of January 1, 1994, by $514,500 and the aggregate of the service and interest cost components of net postretirement cost for fiscal 1994 by $87,000. The discount rate used in determining the accumulated postretirement benefit obligation was 7.5% for fiscal 1994 and 8.25% for fiscal 1993.

    In November 1992, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 112, Employers' Accounting for Postemployment Benefits, which must be adopted for the Company's 1995 fiscal year. This statement requires the use of the accrual method to recognize liabilities for postemployment benefits. The Company has determined that the adoption of this statement will not significantly affect the Company's future financial results or position.

12. STOCK COMPENSATION PLANS

1992 Stock Option Plan

    In February 1992, the Board of Directors approved a new management stock option plan designed to provide key management personnel stock options for maximizing shareholder value through improved Company financial performance. Under such plan, management participants are required to purchase options for common stock at a cost equal to 10% of an average market value per share at the beginning of the fiscal year. The exercise price of such options is set at the average beginning of the year common

                    R.P. SCHERER CORPORATION AND SUBSIDIARY
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

12. STOCK COMPENSATION PLANS--(CONTINUED) stock market value per share, net of the purchase cost, increased by a 10% annual rate compounded over five years. The number of stock options a participant is required to purchase is based upon a financial performance formula established by the Compensation Committee of the Board of Directors.

    As an added incentive to increase shareholder value, participants are provided one standard stock option for each purchased stock option. Each standard stock option is exercisable at an average market value per share at the beginning of the fiscal year, and may only be exercised when the purchased option is exercised. Both types of options vest after three years from the date of grant, and expire four years after the date of vesting.

    A total of 334,877 stock options were granted for fiscal 1994. For such grants, the purchased options, costing $2.77 each, will be exercisable at $40.07 per share, and the standard options will be exercisable at $27.65 per share. Compensation expense of $0.3 million was recorded for fiscal 1994 in connection with the 1992 Stock Option Plan.

    A total of 325,981 stock options were granted for fiscal 1993. For fiscal 1993 grants, the purchased options, costing $2.74 each, will be exercisable at $39.67 per share, and the standard options will be exercisable at $27.38 per share. No compensation expense was recorded for fiscal 1993 in connection with this plan.

    A total of 381,452 stock options were granted for fiscal 1992. For fiscal 1992 grants, the purchased options, costing $1.80 each, will be exercisable at $26.09 per share, and the standard options will be exercisable at $18.00 per share. Compensation expense of $0.7 million was recorded for fiscal 1992 in connection with this plan.

    During 1994, none of the 1992 Plan options were exercised. As of March 31, 1994, a total of 157,690 options for common shares remain available for grant for up to the next two fiscal years.

Director Stock Options

    In fiscal 1992, a total of 36,000 options were granted to the Company's three outside directors. These options are exercisable at $18.00 per share, vest after three years from the date of grant, and expire seven years after the date of vesting. None of these options were exercised in 1993 or 1994.

1990 Stock Option Plans

    In November 1990 the Company implemented three stock option plans under which a total of an adjusted 1,239,612 options for shares of the Company's common stock were authorized for issuance to key management personnel. As a result of the Company's sale of common stock in October 1991, all options granted under such plans became fully vested (Note 4). Information on the number of shares under option for the 1990 Plan, exercisable at $5.49 per share, is as follows:

                                                               1994         1993         1992
                                                             ---------    ---------    ---------
Number of shares under stock options--1990 Plan:
  Outstanding at beginning of year........................   1,099,272    1,204,225    1,159,111
  Granted during year.....................................      --           --           45,114
  Exercised...............................................     (25,607)    (104,953)      --
                                                             ---------    ---------    ---------
    Outstanding at end of year............................   1,073,665    1,099,272    1,204,225
                                                             ---------    ---------    ---------
                                                             ---------    ---------    ---------

                    R.P. SCHERER CORPORATION AND SUBSIDIARY
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

12. STOCK COMPENSATION PLANS--(CONTINUED)
    The amounts set forth above are adjusted to reflect the 4.35:1 common stock split and conversion of Series B Preferred Stock described in Note 4.

13. RELATED PARTY TRANSACTIONS

    Certain foreign subsidiaries purchase gelatin materials and Scherer International's German subsidiary leases plant facilities, purchases other services and receives loans from time-to-time from a German company which is also the minority shareholder of the Company's German and certain other European subsidiaries.

    Gelatin purchases, at prices comparable to estimated market prices, amounted to $18.7 million, $19.6 million, and $17.7 million for the years ended March 31, 1994, 1993, and 1992, respectively. Rental payments amounted to $4.7 million, $4.7 million, and $4.4 million and purchased services amounted to $4.6 million, $5.4 million, and $5.5 million for each of the respective years.

    Lehman and certain of its affiliates have received fees for services in connection with public offerings of the Company's securities and other matters. During the year ended March 31, 1994, the Company paid $0.7 million for underwriting fees to Lehman in connection with the January 1994 Senior Notes offering (Note 9). During the year ended March 31, 1992, the Company paid $3.5 million for underwriting fees in connection with the October 1991 initial public offering (Note 4). No fees were paid by the Company to Lehman or its affiliates during the year ended March 31, 1993.

    On October 30, 1990, the Company loaned to Messrs. Cashman and Erdeljan $400,000, which loan was to mature October 26, 1992 and did not bear interest. In connection with the October 1991 stock offering, the Company forgave the loan and paid the related income taxes (Note 4).

14. COMMITMENTS AND CONTINGENCIES

    The Company's former subsidiary Paco Pharmaceutical Services, Inc. ("Paco"), certain of Paco's subsidiaries, the Company and other defendants are parties to a group of actions commenced, beginning in April 1990, in Federal and state courts in New Jersey and in Federal courts in New York and Massachusetts by limited partners of Paco Development Partners II ("PDP II"), a research and development partnership in which a subsidiary of Paco serves as the general partner. The defendants were granted summary judgment for dismissal with respect to the New York actions on March 29, 1993, and the time to appeal this decision has expired. In the New Jersey state court action (Nelson v. Dean Witter Reynolds, Inc., MRS-L-5014-90), a class consisting of the 14 investors who reside in New Jersey has been certified. On October 23, 1992, the Company, Paco and its affiliates moved for summary judgment as to three counts of the complaint. This motion was denied on January 6, 1993. A second action commenced in New Jersey Federal court (Nelson v. Ian Ferrier, Civil Action 91-5334(JWB)), has been stayed pending resolution of the New Jersey state court action. No class has been certified in this federal action.

    Plaintiffs in each of these actions seek damages of an unspecified amount for, among other things, alleged violations of state securities law, fraud, misrepresentation, breach of contract, conversion and negligence in connection with the $25 million private placement sale of PDP II limited partnership interests and warrants in 1986. Plaintiffs in the state court action also seek damages, derivatively, on behalf of PDP II, for alleged breaches of fiduciary duty and breach of contract in connection with the management of PDP II. On October 19, 1993, the plaintiffs in the New York federal court action described above (in which the defendants were granted summary judgment) filed a new complaint in

                    R.P. SCHERER CORPORATION AND SUBSIDIARY
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

14. COMMITMENTS AND CONTINGENCIES--(CONTINUED) state court in New Jersey. This complaint alleges state law causes of action for fraud, negligent misrepresentation, breach of fiduciary duty and breach of contract.

    Subsequent to year end, the Company reached an agreement in principle with the plaintiffs in the PDP II litigation, and is in the process of formalizing that agreement and seeking all necessary approvals. The Company recognized during the fourth quarter of fiscal 1994 a special charge of approximately $3.2 million representing the anticipated amount of all settlement-related costs in excess of previously provided reserves.

    On March 30, 1992, OCAP Acquisition Corp. ("OCAP") commenced an action in the Supreme Court of the State of New York, County of New York, against Paco, certain of its subsidiaries, the Company and Scherer International (collectively, the "defendants"), arising out of the termination of an Asset Purchase Agreement dated February 21, 1992 (the "Purchase Agreement") between OCAP and the defendants providing for the purchase of substantially all the assets of Paco. On May 15, 1992, OCAP served an amended verified complaint (the "Amended Complaint"), asserting causes of action for breach of contract and breach of the implied covenant of good faith and fair dealing, arising out of defendants' March 25, 1992 termination of the Purchase Agreement, as well as two additional causes of action that were subsequently dismissed by order of the court. The Amended Complaint seeks $75 million in actual damages, $100 million in punitive damages, as well as OCAP's attorney fees and other litigation expenses, costs and disbursements incurred in bringing this action. Discovery with respect to the action has commenced; however, discovery was temporarily stayed by OCAP's filing of a motion for partial summary judgment, and the Company's subsequent cross-motion for dismissal. The Court recently denied both motions and the Company anticipates that discovery will resume or the Court's decision will be appealed. Based upon the investigation conducted by the Company to date, the Company believes that this action lacks merit and intends to defend against it vigorously. In the opinion of management, the ultimate outcome of this litigation will not have a material adverse effect on the Company's business or financial condition.

    The Company was informed in August 1992 that soil at a manufacturing facility in North Carolina owned and operated by the Company from 1975 to 1985 contained levels of tetrachlorethene and other substances which exceeded environmental standards. The Company voluntarily initiated a remedial investigation, and initial remedial and removal actions have been completed by the Company and the current owner of the facility for the known soil contamination at such site. The Company continues to perform additional studies and remediation of the area, including testing and removal of groundwater, which have indicated the necessity for additional remedial and removal actions. On the basis of the results of investigations performed to date, the Company does not believe that potential future costs associated with either the investigation or any potential remedial or removal action will ultimately have a materially adverse impact on the Company's business or financial condition.

    The Company is a party to various other legal proceedings arising in the ordinary course of business, none of which is expected to have a material adverse effect on the Company's financial position, results of operations, liquidity or capital resources.

    As of March 31, 1994, the Company has capital expenditure commitments related primarily to plant expansions amounting to approximately $5.9 million.

                    R.P. SCHERER CORPORATION AND SUBSIDIARY
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

15. SEGMENT DATA

    The Company is engaged principally in the production of softgels, hardshells and other drug delivery systems for the pharmaceutical, health and nutritional and cosmetic products industries. The Company's operations are divided into three geographical areas: United States, Europe and Other International. Europe represents operations in the United Kingdom, France, Italy and Germany. Other International consists of operations in Canada, the Pacific and Latin America.

                                                                FOR THE YEARS ENDED MARCH 31,
                                                               --------------------------------
                                                                 1994        1993        1992
                                                               --------    --------    --------
                                                                        (IN THOUSANDS)
Sales:
  United States.............................................   $120,687    $ 86,687    $ 66,802
  Europe....................................................    233,716     229,937     198,445
  Other international.......................................     94,894      81,387      72,539
                                                               --------    --------    --------
      Net sales(1)..........................................   $449,297    $398,011    $337,786
                                                               --------    --------    --------
                                                               --------    --------    --------
Operating Income:
  United States.............................................   $ 28,241    $ 23,327    $ 18,147
  Europe....................................................     46,249      53,941      48,896
  Other International.......................................     19,238      13,450      13,070
  Unallocated(2)............................................    (10,815)     (2,621)    (16,136)
                                                               --------    --------    --------
      Operating income......................................   $ 82,913    $ 88,097    $ 63,977
                                                               --------    --------    --------
                                                               --------    --------    --------
Identifiable assets:
  United States.............................................   $ 86,410    $ 74,886    $ 64,997
  Europe....................................................    316,623     263,099     255,345
  Other International.......................................    121,318     106,372     105,474
  Unallocated(3)............................................     89,063      87,827     100,161
                                                               --------    --------    --------
      Total assets..........................................   $613,414    $532,184    $525,977
                                                               --------    --------    --------
                                                               --------    --------    --------
Capital expenditures:
  Drug Delivery Systems.....................................   $ 39,294    $ 33,132    $ 20,780
  Unallocated(4)............................................        209          60         167
                                                               --------    --------    --------
      Total capital expenditures............................   $ 39,503    $ 33,192    $ 20,947
                                                               --------    --------    --------
                                                               --------    --------    --------
Depreciation and amortization:
  Drug Delivery Systems.....................................   $ 21,008    $ 19,589    $ 16,771
  Unallocated(4)............................................      2,962       3,089       3,169
                                                               --------    --------    --------
      Total depreciation and amortization...................   $ 23,970    $ 22,678    $ 19,940
                                                               --------    --------    --------
                                                               --------    --------    --------

- ------------

(1) No single customer or product represents 10% or more of sales, and intersegment sales are not significant.

(2) Unallocated operating income includes principally general corporate expenses, including in 1992 the stock compensation expense related to the Company's October 1991 sale of common stock (Note 4), and in 1994 $4.5 million related to the special charges for the litigation settlement and plant revaluation (Note 2).

(3) Unallocated identifiable assets are principally cash, cash equivalents, short-term investments, other assets and net assets of discontinued operations.

(4) Unallocated capital expenditures and depreciation and amortization represent primarily corporate amounts.

                    R.P. SCHERER CORPORATION AND SUBSIDIARY
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

15. SEGMENT DATA--(CONTINUED)

    The net assets of foreign subsidiaries were $216.5 million at March 31, 1994, $216.6 million at March 31, 1993, and $190.7 million at March 31, 1992.
The Company's share of foreign net income was $34.6 million for the year ended March 31, 1994, $27.9 million for the year ended March 31, 1993, and $26.4 million for the year ended March 31, 1992, after deducting minority interests, income taxes on unremitted earnings and various charges billed by the parent company.

16. QUARTERLY FINANCIAL DATA (UNAUDITED)

                                        FIRST QUARTER        SECOND QUARTER       THIRD QUARTER        FOURTH QUARTER
                                     -------------------   ------------------   ------------------   ------------------
                                       1994     1993(1)      1994     1993(2)   1994(4)    1993(3)   1994(4)     1993
                                     --------   --------   --------   -------   --------   -------   --------   -------
Net sales..........................  $108,454   $103,353   $105,179   $97,671   $114,820   $97,966   $120,844   $99,021
Gross profit.......................    40,708     43,080     35,464    37,387     39,972    37,426     45,764    38,010
Income from continuing operations
 before extraordinary loss and
accounting change..................     8,596      8,388      6,557     6,059      8,904     7,103      6,857     7,410
Net income (loss)..................  $  8,596   $  9,362   $  6,557   $ 5,412   $ (6,596)  $(1,289)  $  6,537   $ 7,410
                                     --------   --------   --------   -------   --------   -------   --------   -------
                                     --------   --------   --------   -------   --------   -------   --------   -------
Income from continuing operations
 before extraordinary loss and
 accounting change per common
share..............................  $   0.36   $   0.35   $   0.27   $  0.25   $   0.37   $  0.29   $   0.28   $  0.31
                                     --------   --------   --------   -------   --------   -------   --------   -------
                                     --------   --------   --------   -------   --------   -------   --------   -------
Net income (loss) per common
share..............................  $   0.36   $   0.39   $   0.27   $  0.22   $  (0.27)  $ (0.05)  $   0.27   $  0.31
                                     --------   --------   --------   -------   --------   -------   --------   -------
                                     --------   --------   --------   -------   --------   -------   --------   -------

- ------------
(1) Net income includes the $974,000 ($0.04 per share) cumulative effect of accounting change for income taxes, SFAS 109.

(2) Net income includes loss on disposal of discontinued operation of $647,000 ($0.03 per share).

(3) Net income includes extraordinary loss of $8,392,000 ($0.35 per share) related to the early retirement of debt (see Note 9).

(4) Net income includes extraordinary loss of $15,500,000 ($0.64 per share) and $320,000 ($0.01 per share) related to debt extinguishment in the third and fourth quarters of fiscal 1994, respectively.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

TO R.P. SCHERER CORPORATION:

    We have audited the accompanying consolidated statement of financial position of R.P. SCHERER CORPORATION (a Delaware Corporation), and subsidiary as of March 31, 1994 and 1993, and the related consolidated statements of operations, cash flows and shareholders' equity for the years ended March 31, 1994, 1993 and 1992. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of March 31, 1994 and 1993, and the results of its operations and cash flows for the years ended March 31, 1994, 1993 and 1992, in conformity with generally accepted accounting principles.

    As explained in Note 6 to the consolidated financial statements, effective April 1, 1992, the Company changed its method of accounting for income taxes. As explained in Note 11 to the consolidated financial statements, effective April 1, 1991, the Company changed its method of accounting for postretirement benefits other than pensions.

                                          ARTHUR ANDERSEN LLP

Detroit, Michigan,
April 26, 1994.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

    No dealer, salesperson or any other person has been authorized to give any information or make any representation not contained in this Prospectus and, if given or made, such information or representation must not be relied upon as having been authorized by the Company or any of the U.S. Underwriters. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby in any jurisdiction to any person to whom it is unlawful to make such offer in such jurisdiction. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that the information herein is correct as of any time subsequent to the date hereof or that there has been no change in the affairs of the Company since such date.

                             ---------------------

                               TABLE OF CONTENTS

Available Information.................     2
Incorporation of Certain Documents by
  Reference...........................     2
Prospectus Summary....................     4
Selling Stockholders..................     7
Use of Proceeds.......................     8
Price Range of Common Stock and
Dividend Policy.......................     8
Management's Discussion and Analysis
  of Results of Operations and
  Financial Condition.................     9
Business..............................    19
Description of Capital Stock..........    27
Certain U.S. Tax Consequences
  to Non-U.S. Holders.................    28
Underwriting..........................    30

Legal Matters.........................    32
Experts...............................    32
Index to Consolidated Financial
  Statements..........................   F-1


                                6,500,000 SHARES

                         [R.P. SCHERER CORPORATION LOGO]

                                  COMMON STOCK


                              -------------------
                                   PROSPECTUS
                               DECEMBER   , 1994
                              -------------------

                                LEHMAN BROTHERS

                          DONALDSON, LUFKIN & JENRETTE
                             SECURITIES CORPORATION

                             OPPENHEIMER & CO., INC.

                            WERTHEIM SCHRODER & CO.
                                   INCORPORATED

                             ROBERT W. BAIRD & CO.
                                   INCORPORATED

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                     ALTERNATE PAGE FOR INTERNATIONAL PROSPECTUS

                 SUBJECT TO COMPLETION, DATED NOVEMBER 16, 1994

PROSPECTUS
                                6,500,000 SHARES

                        [R.P. SCHERER CORPORATION LOGO]
                                  COMMON STOCK
                            ------------------------

    All of the 6,500,000 shares of Common Stock, $.01 par value per share (the "Common Stock") of R.P. Scherer Corporation ("Scherer" or the "Company") are being offered by the Selling Stockholders (as defined herein). Of such shares, 1,300,000 shares are being offered hereby initially outside the United States and Canada by the International Managers (as defined herein) (the "International Offering") and 5,200,000 shares are being offered initially in a concurrent offering in the United States and Canada by the U.S. Underwriters (as defined herein) (the "United States Offering"). Such offerings are collectively referred to as the "Offerings." The offering price and underwriting discounts and commissions for the International Offering and the United States Offering will be identical. The Company will not receive any of the proceeds from the sale of the shares offered hereby. See "Selling Stockholders" and "Underwriting."

    The Common Stock is listed on the New York Stock Exchange under the trading symbol SHR. On November 15, 1994, the reported closing price of the Common Stock as on the New York Stock Exchange was $41.50 per share. See "Price Range of Common Stock and Dividend Policy."
                               ------------------

                                           PRICE TO           UNDERWRITING DISCOUNTS      PROCEEDS TO SELLING
                                            PUBLIC              AND COMMISSIONS(1)          STOCKHOLDERS(2)
Per Share........................       $                         $                          $
Total(3).........................       $                         $                          $

(1) The Company and the Selling Stockholders have agreed to indemnify the International Managers and the U.S. Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(2) Before deducting expenses payable by the Selling Stockholders estimated at approximately $450,000.

(3) Certain of the Selling Stockholders have granted the International Managers a 30-day option to purchase up to 104,875 additional shares of Common Stock on the same terms and conditions as set forth above solely to cover over-allotments, if any. The U.S. Underwriters have been granted a similar option to purchase up to 419,498 additional shares solely to cover over-allotments, if any. If such options are exercised in full, the total Price to Public, Underwriting Discounts and Commissions, and Proceeds to the Selling
    Stockholders will be $           , $           and $           ,
    respectively. See "Underwriting."
                            ------------------------

    The shares of Common Stock offered by this Prospectus are offered by the International Managers subject to prior sale, to withdrawal, cancellation or modification of the offer without notice, to delivery to and acceptance by the International Managers and to certain further conditions. It is expected that delivery of the shares of Common Stock will be made at the offices of Lehman
Brothers Inc., in New York, New York on or about December   , 1994.

                            ------------------------

LEHMAN BROTHERS

              DONALDSON, LUFKIN & JENRETTE
                                      SECURITIES CORPORATION

                            OPPENHEIMER & CO., INC.

                                        SCHRODERS

                                                           ROBERT W. BAIRD & CO.
                                                           INCORPORATED

December   , 1994

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                                     ALTERNATE PAGE FOR INTERNATIONAL PROSPECTUS
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

    No dealer, salesperson or any other person has been authorized to give any information or make any representation not contained in this Prospectus and, if given or made, such information or representation must not be relied upon as having been authorized by the Company or any of the International Managers. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby in any jurisdiction to any person to whom it is unlawful to make such offer in such jurisdiction. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that the information herein is correct as of any time subsequent to the date hereof or that there has been no change in the affairs of the Company since such date.

                             ---------------------

                               TABLE OF CONTENTS

Available Information.................     2
Incorporation of Certain Documents by
  Reference...........................     2
Prospectus Summary....................     4
Selling Stockholders..................     7
Use of Proceeds.......................     8
Price Range of Common Stock and
Dividend Policy.......................     8
Management's Discussion and Analysis
  of Results of Operations and
  Financial Condition.................     9
Business..............................    19
Description of Capital Stock..........    27
Certain U.S. Tax Consequences
  to Non-U.S. Holders.................    28
Underwriting..........................    30

Legal Matters.........................    32
Experts...............................    32
Index to Consolidated Financial
  Statements..........................   F-1


                                6,500,000 SHARES

                         [R.P. SCHERER CORPORATION LOGO]


                              -------------------
                                   PROSPECTUS
                               DECEMBER   , 1994
                              -------------------

                                LEHMAN BROTHERS

                          DONALDSON, LUFKIN & JENRETTE
                             SECURITIES CORPORATION

                             OPPENHEIMER & CO., INC.

                            WERTHEIM SCHRODER & CO.
                                   INCORPORATED

                             ROBERT W. BAIRD & CO.
                                   INCORPORATED

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the estimated expenses, other than underwriting discounts and commissions, in connection with the issuance and distribution of securities being registered hereby, all of which will be home by the Selling Stockholder.

SEC and NASD registration fees.............................................................  $   130,766
Accounting fees and expenses...............................................................       60,000
Legal fees and expenses....................................................................      100,000
Printing and engraving.....................................................................      130,000
Blue Sky fees and expenses (including legal fees)..........................................       15,000
Miscellaneous..............................................................................       14,234
                                                                                             -----------
     Total.................................................................................  $   450,000
                                                                                             -----------
                                                                                             -----------

     Except for the filing fees with the Securities and Exchange Commission and the National Association of Securities Dealers, Inc., all of the foregoing expenses have been estimated and are subject to future contingencies.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 145 of the General Corporation Law of the State of Delaware ("Delaware Law") empowers a Delaware corporation to indemnify any persons who are, or are threatened to be made, parties to any threatened, pending or completed legal action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer or director of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expense (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that such officer or directed acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interests, and, for criminal proceedings, had no reasonable cause to believe his conduct was illegal. A Delaware corporation may indemnity officers and directors in an action by or in the right of the corporation under the same conditions, except that no indemnification is permitted without judicial approval if the officer or is adjudged to be liable to the corporation in the performance of his duty. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnity him against expenses which such officer or director actually and reasonably incurred.

     In accordance with Delaware Law, the Restated Certificate of Incorporation of the Company contains a provision to limit the personal liability of the directors of the Company for violations of their fiduciary duty. Such provision states that except as otherwise provided by the Delaware Law, as it exists or may subsequently be amended, no director of the Company will be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director. The provision also states that any repeal or modification by the stockholders of the Company of such section will not adversely affect any right or protection of a director of the Company existing at the time of such repeal or modification.

     Article Seventh of the Restated Certificate of Incorporation of the Company and Article IV of the By-Laws of the Company provide indemnification of the officers and directors of the Company to the fullest extent permitted by applicable law.

     Pursuant to the merger agreement executed in connection with the Acquisition in 1989, Scherer International is required to maintain in effect, if available, for a period of six years following the Acquisition, directors' and officers' liability insurance covering those persons who were covered by Scherer International's and its subsidiaries' directors, and officers' liability insurance policies at the time of the execution of such merger agreement, on terms not significantly less favorable than the terms of the then current insurance coverage in terms of coverage and amounts, subject to certain premium costs limitation. Scherer International currently carries such policies.

     Directors of the Company who are employees of Lehman are entitled to indemnification in respect of periods in which Lehman has been a shareholder of the Company under the certificate of incorporation and by-laws of Lehman Brothers Holding Inc. to the fullest extent permitted by applicable law.

ITEM 16. EXHIBITS

 EXHIBIT NUMBER
- -----------------
          1.1      --Proposed form of U.S. Underwriting Agreement among the Company, Lehman Brothers Inc., Donaldson,
                     Lufkin & Jenrette Securities Corporation, Oppenheimer & Co., Inc., Wertheim Schroder & Co.
                     Incorporated and Robert W. Baird & Co. Incorporated.
          1.2      --Proposed form of International Underwriting Agreement among the Company, Lehman Brothers
                     International (Europe), Donaldson, Lufkin & Jenrette Securities Corporation, Oppenheimer & Co.,
                     Inc., J. Henry Schroder Wagg & Co. Limited and Robert W. Baird & Co. Incorporated.
          5.1      --Opinion of Simpson Thacher & Bartlett regarding the legality of the shares of Common Stock being registered.
         23.1      --Consent of Arthur Andersen LLP.
         23.2      --Consent of Simpson Thacher & Bartlett (including in the opinion filed as Exhibit 5.1).
         24.1      --Power of Attorney. Included on signature page.

ITEM 17. UNDERTAKINGS

     The undersigned registrant hereby undertakes:

          (1) That, for purposes of determining any liability under the Securities Act of 1933, as amended (the "Securities Act"), the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) That, for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrants pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by a registrant of expenses incurred or paid by a director, officer or controlling person of such registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, such registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Troy, State of Michigan on November 16, 1994.

                                          R.P. SCHERER CORPORATION
                                          By     /s/ ALEKSANDAR ERDELJAN
                                             ...................................

                                             Aleksandar Erdeljan
                                            President & Co-Chief Executive
                                             Officer

                               POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Aleksandar Erdeljan, Nicole S. Williams and Thomas J. Stuart, and each of them individually, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments or post-effective amendments to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitutes, may lawfully do or cause to be done by virtue hereof.

                 SIGNATURE                                      TITLE                              DATE
- -------------------------------------------  -------------------------------------------  -----------------------

         /s/      JOHN P. CASHMAN            Chairman and Co-Chief Executive Officer      November 16, 1994
...........................................
              John P. Cashman

         /s/   ALEKSANDAR ERDELJAN           President and Co-Chief Executive Officer     November 16, 1994
...........................................
            Aleksandar Erdeljan

        /s/     NICOLE S. WILLIAMS           Executive Vice President, Finance, Chief     November 16, 1994
...........................................    Financial Officer, Treasurer and
            Nicole S. Williams                 Secretary

         /s/      THOMAS J. STUART           Vice President and Controller (Principal     November 16, 1994
...........................................    Accounting Officer)
             Thomas J. Stuart

         /s/      LORI G. KOFFMAN            Director, Assistant Secretary                November 16, 1994
...........................................
              Lori G. Koffman

         /s/      FREDERICK FRANK            Director                                     November 16, 1994
...........................................
              Frederick Frank

        /s/    GILBERT H. LAMPHERE           Director                                     November 16, 1994
...........................................
            Gilbert H. Lamphere

         /s/        LOUIS LASAGNA            Director                                     November 16, 1994
...........................................
               Louis Lasagna

         /s/       ROBERT H. ROCK            Director                                     November 16, 1994
...........................................
              Robert H. Rock

         /s/       JAMES A. STERN            Director                                     November 16, 1994
...........................................
              James A. Stern

                               INDEX TO EXHIBITS

                                                                                    SEQUENTIALLY
EXHIBIT NUMBER                               EXHIBIT                                NUMBERED PAGE
- --------------   ----------------------------------------------------------------   -------------
1.1......        --Proposed form of U.S. Underwriting Agreement among the
                   Company, Lehman Brothers Inc, Donaldson, Lufkin & Jenrette
                   Securities Corporation, Oppenheimer & Co., Inc., Wertheim
                   Schroder & Co. Incorporated and Robert W. Baird & Co.
                   Incorporated.
1.2......        --Proposed form of International Underwriting Agreement among the Company, Lehman Brothers International (Europe), Donaldson,
                   Lufkin & Jenrette Securities Corporation, Oppenheimer & Co.,
                   Inc., J. Henry Schroder Wagg & Co. Limited and Robert W. Baird
                   & Co. Incorporated.
5.1......        --Opinion of Simpson Thacher & Bartlett regarding the legality of the shares of Common Stock being registered.
23.1.....        --Consent of Arthur Andersen LLP.
23.2.....        --Consent of Simpson Thacher & Bartlett (included in the opinion filed as Exhibit 5.1).
24.1.....        --Power of Attorney. Included on signature page.